This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of May 7, 2013, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2013 (the “interim financial statements”) and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2012 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The March 31, 2013 interim financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months ended March 31, 2013, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.  Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities.  Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow.  Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Commodity prices continue to be volatile as economies around the world continue to experience economic difficulties.  Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, euro, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Consolidated Financial and Operating Highlights

	Three months ended March 31,
(in millions, except ounces, per share amounts, gold price and per ounce amounts)	2013	2012	Change	% Change
Operating Highlights
Total gold equivalent ounces (a), (e)
Produced (c)	655,610	611,838	43,772	7%
Sold (c)	652,197	629,505	22,692	4%

Gold equivalent ounces from continuing operations (a),(d)
Produced (c)	655,610	595,949	59,661	10%
Sold (c)	652,197	612,352	39,845	7%

Total attributable gold equivalent ounces (a), (e)
Produced (c)	648,897	604,247	44,650	7%
Sold (c)	645,252	621,680	23,572	4%

Attributable gold equivalent ounces from continuing operations (a),(d)
Produced (c)	648,897	588,358	60,539	10%
Sold (c)	645,252	604,527	40,725	7%

Financial Highlights from Continuing Operations (d)
Metal sales	$1,058.1	$1,005.1	$53.0	5%
Production cost of sales	$475.7	$451.7	$24.0	5%
Depreciation, depletion and amortization	$227.7	$142.5	$85.2	60%
Operating earnings	$250.9	$301.2	$(50.3)	(17%)
Net earnings from continuing operations attributable to common shareholders	$160.5	$99.6	$60.9	61%
Basic earnings per share from continuing operations attributable to common shareholders	$0.14	$0.09	$0.05	56%
Diluted earnings per share from continuing operations attributable to common shareholders	$0.14	$0.09	$0.05	56%
Adjusted net earnings from continuing operations attributable to common shareholders(b)	$170.5	$196.1	$(25.6)	(13%)
Adjusted net earnings from continuing operations per share (b)	$0.15	$0.17	$(0.02)	(12%)
Net cash flow of continuing operations provided from operating activities	$358.1	$380.0	$(21.9)	(6%)
Adjusted operating cash flow from continuing operations (b)	$411.8	$319.3	$92.5	29%
Average realized gold price per ounce from continuing operations	$1,624	$1,644	$(20)	(1%)
Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$729	$738	$(9)	(1%)
Attributable(a) production cost of sales from continuing operations per equivalent ounce (c) sold(b)	$729	$738	$(9)	(1%)
Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$674	$655	$19	3%
Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,038	$1,180	$(142)	(12%)

(a) Total includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b) "Adjusted net earnings from continuing operations attributable to common shareholders", "Adjusted net earnings from continuing operations per share", "Adjusted operating cash flow from continuing operations", "Consolidated production cost of sales from continuing operations per equivalent ounce sold", "Attributable production cost of sales from continuing operations per equivalent ounce sold", "Attributable production cost of sales from continuing operations per ounce sold on a by-product basis" and "Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis" are non-GAAP measures. The definition and reconciliation of these non-GAAP financial measures is included in Section 11 of this document.
(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2013 was 54.19:1 (first quarter of 2012 - 51.82:1).
(d) The comparative figures have been recast to exclude Crixás' results due to its disposal on June 28, 2012.
(e) The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

Consolidated Financial Performance

Unless otherwise stated, “attributable” production and sales includes only Kinross’ share of Chirano (90%).

First quarter 2013 vs. First quarter 2012

During the first quarter of 2013, Kinross’ attributable production from continuing operations increased by 10% compared with the same period in 2012, primarily due to an increase in production at Fort Knox due to higher mill grades and an improvement in dump leach performance at Tasiast.  In addition, production at Paracatu and La Coipa increased due to higher gold grades and recoveries.  These increases were partially offset by reduced production resulting from the scheduled decline in grades at Kupol and Maricunga.

Metal sales from continuing operations were $1,058.1 million, a 5% increase compared with the first quarter of 2012.  The increase in metal sales was due to an increase in gold equivalent ounces sold, partially offset by a decrease in the average gold price realized.  The average gold price realized from continuing operations decreased to $1,624 per ounce in the first quarter of 2013 from $1,644 in the same period of 2012.

Production cost of sales from continuing operations increased to $475.7 million in the first quarter of 2013 from $451.7 million in the same period of 2012, primarily due to an increase in gold equivalent ounces sold.

Depreciation, depletion and amortization from continuing operations increased by 60% compared with the first quarter of 2012, primarily due to an increase in gold equivalent ounces sold at La Coipa, Fort Knox, and Tasiast and an increase in the depreciable asset base at La Coipa, Maricunga, Tasiast and Fort Knox.  These increases were partially offset by a decrease in the gold equivalent ounces sold at Chirano.

Operating earnings from continuing operations were $250.9 million compared with operating earnings from continuing operations of $301.2 million during the first quarter of 2012.  The decrease in operating earnings was primarily due to an increase in production cost of sales and depreciation, depletion and amortization, partially offset by an increase in metal sales.

Net earnings from continuing operations attributable to common shareholders for the first quarter of 2013 were $160.5 million, or $0.14 per share, compared with net earnings attributable to common shareholders of $99.6 million, or $0.09 per share, in the first quarter of 2012. The increase in net earnings from continuing operations attributable to common shareholders was primarily a result of a decrease in income tax expense, partially offset by the decrease in operating earnings described above.  During the first quarter of 2013, income tax expense was $72.8 million compared with $214.1 million for the same period in 2012, of which $110.3 million was related to a remeasurement of the deferred tax liability as a result of an increase in the Ghanaian corporate income tax rate from 25% to 35%.  Excluding the impact of the remeasurement of the deferred tax liability in the first quarter of 2012, the Company’s effective tax rate for the first quarter of 2012 was 34.0% compared with an effective tax rate of 31.0% for the first quarter of 2013.  The decrease in the Company’s effective tax rate, after adjustment for the Ghanaian tax rate increase, was largely due to the impact of foreign exchange rate fluctuations on deferred taxes and differences in the level of income in the Company’s operating jurisdictions from one period to the next.

The adjusted net earnings from continuing operations attributable to common shareholders was $170.5 million, or $0.15 per share, for the first quarter of 2013 compared with $196.1 million, or $0.17 per share, for the same period in 2012.  The 13% decrease in adjusted net earnings from continuing operations attributable to common shareholders was mainly due to the decrease in operating earnings as described above.

During the first quarter of 2013, net cash flow of continuing operations provided from operating activities was $358.1 million compared with $380.0 million in the same period of 2012, with the decrease primarily due to less favourable working capital changes.

The adjusted operating cash flow from continuing operations increased by 29% in the first quarter of 2013, mainly due to an increase in margins (metal sales less production cost of sales) and a decrease in exploration and business development costs.

Consolidated production cost of sales from continuing operations per equivalent ounce sold decreased by 1% in the first quarter of 2013 compared with the same period in 2012, primarily due to an increase in gold equivalent ounces sold as mentioned above.

Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis was $1,038 in the first quarter of 2013 compared with $1,180 in the first quarter of 2012, with the decrease mainly a result of an increase in gold ounces sold and timing of sustaining capital expenditures.

2.	IMPACT OF KEY ECONOMIC TRENDS

Kinross’ 2012 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2012 annual MD&A.

Price of Gold

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold.   During the first quarter of 2013, the average price of gold was $1,632 per ounce, with gold trading between a range of $1,574 and $1,694 per ounce based on the London PM Fix gold price.  This compares to an average of $1,691 per ounce during the first quarter of 2012, with a low of $1,598 and a high of $1,781 per ounce.  During the first quarter of 2013, Kinross realized an average price of $1,624 per ounce compared with $1,644 for the corresponding period in 2012.  The Company’s gold hedges that were acquired with the Bema acquisition reduced the average price realized by $49 per ounce during the first quarter of 2012.

The major influences on the gold price during the first quarter of 2013 included weaker than expected demand, selling from gold exchange traded funds, as well as strong equity markets that have pulled investments from other asset classes, including gold.  In addition, the gold price was also affected by an expectation of improving economic conditions, which could affect the United States Federal Reserve’s quantitative easing program.  Subsequent to the end of the first quarter of 2013, the gold price declined, reaching a low of $1,322, before partially recovering to over $1,400 as a result of strong physical demand at these price levels.  A sustained reduction in metal prices may have a significant impact on the Company’s financial position, performance and liquidity, as well as on the carrying value of our cash generating units (see Section 9 of this MD&A and Section 10 of the Company’s 2012 annual MD&A for additional discussion).

Cost Pressures

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general.  Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.  In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.  The Company has hedged a portion of its energy requirements – see Section 6 for details.

Currency Fluctuations

At the Company’s non-U.S. mining operations and exploration activities, which are located in Brazil, Chile, Ecuador, Ghana, Mauritania, the Russian Federation, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies.  Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen.  During the first quarter of 2013, the U.S. dollar, on average, was stronger relative to the Russian rouble, Canadian dollar, Brazilian real, Ghanaian cedi and Mauritanian ouguiya, and weaker relative to the Chilean peso, compared with the same period in 2012.  As at March 31, 2013, the U.S. dollar was stronger compared to the December 31, 2012 spot exchange rates of the Russian rouble, Canadian dollar, and Ghanaian cedi, and weaker relative to the Brazilian real, Chilean peso and Mauritanian ouguiya.  The Company has hedged a portion of its foreign currency exposure – see Section 6 for details.

3.	OUTLOOK

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%).  Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the consolidated financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.

Approximately 60%-70% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Operational Outlook

As previously disclosed, Kinross expects to produce approximately 2.4 to 2.6 million gold equivalent ounces from its current operations.  Production cost of sales per gold equivalent ounce is expected to be in the range of $740 to $790 for 2013.

On a by-product accounting basis, Kinross expects to produce 2.3 to 2.4 million ounces of gold and 6.5 to 7.5 million ounces of silver at an average production cost of sales per gold ounce of approximately $690 to $740.

The 2013 forecast for all-in sustaining costs is $1,100-$1,200 per gold ounce sold on a by-product basis.

Capital expenditures for 2013 are forecast to be approximately $1.6 billion.

The 2013 forecast for exploration and business development expenses is approximately $210 million.

Other operating costs for 2013 are forecast to be $90 million.

General and administrative expense is forecast to be approximately $180 million.

The Company’s tax rate in 2013 is forecast to be in the range of 33% to 39% and depreciation, depletion and amortization is forecast to be approximately $300 per gold equivalent ounce.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

4.	PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast expansion project

On April 29, 2013, Kinross announced the results of its pre-feasibility (“PFS”) study for the Tasiast expansion project.  Based on the PFS study results, the Company is proceeding to a full feasibility study on an expanded Tasiast operation with a 38,000 tpd mill.  The feasibility study is scheduled for completion in the first quarter of 2014.

Following completion of the feasibility study, the Company will make a decision on whether to complete engineering and proceed with construction.  The decision will depend on a range of factors, including gold price assumptions and projections, expected economic returns, and various technical and other considerations.

During the first quarter of 2013, work on a large part of the basic infrastructure improvements at Tasiast neared completion, including the power station, truck shop and other facilities.  The new camp was completed in the quarter, and permitting, engineering and bidding for a permanent seawater supply system is progressing as expected.

Dvoinoye

Underground development at Dvoinoye progressed ahead of plan, with 1,567 metres completed.  All necessary permits for the current scope of underground development and construction activities are in place, including approval of the mine design.  Infrastructure construction progressed on schedule, including advancing the installation of the permanent man camp, truck shop and administrative building.

Expansion of Kupol’s mill capacity to 4,500 tpd is well underway, with final completion expected to take place in the third quarter of 2013.

The project remains on schedule and on budget and is expected to commence full production in the second half of the year.

The Dvoinoye subsoil license expires in accordance with its terms on September 30, 2013.  The Company has filed an ordinary course application with the appropriate authority to renew the license for a term sufficient to cover the presently anticipated life of mine. The Company is awaiting completion of the approval process.

Fruta del Norte

As previously disclosed, the Company is engaged in negotiations with the Ecuadorian government regarding exploitation and investment protection agreements for the Fruta Del Norte (FDN) project, and thus far the parties have been unable to reach agreement on certain key economic and legal matters.

The Company respects the sovereign authority of the Ecuadorian government, and a meeting with the newly appointed Minister for Non-Renewable Natural Resources has been requested with a view to continuing dialogue on the key outstanding matters.

The Company can give no assurances that an agreement acceptable to the parties can be reached within the required time frame 2.  If the parties do not agree on the terms of an exploitation agreement by August 1, 2013 without a form of extension from the Ecuadorian government, the La Zarza (Fruta Del Norte) concession will be extinguished by law.  At that point, Kinross would be required to incur a non-cash charge of approximately $700 million corresponding to the net book value of the asset.

2 See Kinross’ Annual Information Form for the year ended December 31, 2012, page 62, “Risk Factors”.

Recent transactions

Convertible senior notes

On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase convertible senior notes on March 15, 2013.  The Company issued a Notice of Redemption notifying the remaining holders of its intention to exercise its right to redeem the remaining convertible senior notes outstanding in the amount of $5.4 million on or about April 30, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible notes.

Other developments

New Directors appointed

Kinross appointed Mr. John Macken, Ms. Una Power, and Ms. Ruth Woods to its Board of Directors, effective April 3, 2013.  Mr. Macken, Ms. Power, and Ms. Woods will be nominated as Directors for election by shareholders at the Kinross Annual Meeting of Shareholders on May 8, 2013.  The appointments bring membership on the Kinross Board of Directors to 12, following the retirement of Mr. George Michals in 2012.

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

(in millions, except ounces and gold price)	Three months ended March 31,
	2013	2012	Change	% Change
Operating Statistics
Total gold equivalent ounces (a), (d)
Produced (b)	655,610	611,838	43,772	7%
Sold (b)	652,197	629,505	22,692	4%

Gold equivalent ounces from continuing operations (a),(c)
Produced (b)	655,610	595,949	59,661	10%
Sold (b)	652,197	612,352	39,845	7%

Total attributable gold equivalent ounces (a), (d)
Produced (b)	648,897	604,247	44,650	7%
Sold (b)	645,252	621,680	23,572	4%

Attributable gold equivalent ounces from continuing operations (a),(c)
Produced (b)	648,897	588,358	60,539	10%
Sold (b)	645,252	604,527	40,725	7%

Gold ounces - sold from continuing operations (c)	613,683	561,152	52,531	9%
Silver ounces - sold from continuing operations (000's) (c)	2,087	2,653	(566)	(21%)
Average realized gold price ($/ounce) from continuing operations (c)	$1,624	$1,644	$(20)	(1%)

Financial Data from Continuing Operations (c)
Metal sales	$1,058.1	$1,005.1	$53.0	5%
Production cost of sales	$475.7	$451.7	$24.0	5%
Depreciation, depletion and amortization	$227.7	$142.5	$85.2	60%
Operating earnings	$250.9	$301.2	$(50.3)	(17%)
Net earnings from continuing operations attributable to common shareholders	$160.5	$99.6	$60.9	61%

(a) Total includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2013 was 54.19:1 (first quarter of 2012 - 51.82:1).
(c) The comparative figures have been recast to exclude Crixás' results due to its disposal on June 28, 2012.
(d) The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

Operating Earnings (Loss) by Segment

	Three months ended March 31,
(in millions)	2013	2012	Change	% Change

Operating segments (b)
Fort Knox	$99.4	$40.7	$58.7	144%
Round Mountain	26.2	27.9	(1.7)	(6%)
Kettle River-Buckhorn	24.6	24.7	(0.1)	(0%)
Kupol	67.7	96.2	(28.5)	(30%)
Paracatu	66.7	66.0	0.7	1%
La Coipa	13.0	20.7	(7.7)	(37%)
Maricunga	(3.4)	64.9	(68.3)	(105%)
Tasiast	(5.6)	(6.1)	0.5	8%
Chirano	24.6	34.1	(9.5)	(28%)
Non-operating segments
Fruta del Norte	(1.8)	(0.8)	(1.0)	(125%)
Corporate and Other(a)	(60.5)	(67.1)	6.6	10%
Total	$250.9	$301.2	$(50.3)	(17%)
Discontinued operation
Crixás	$-	$10.3	$(10.3)	(100%)

(a) "Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenses, gains and losses on disposal of assets and investments, and other costs relating to non-operating assets (Lobo-Marte and White Gold).

(b) Crixás' results for the comparative period are excluded due to its disposal on June 28, 2012.

Mining operations

        Fort Knox (100% ownership and operator) – USA

	Three months ended March 31,
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	7,361	5,019	2,342	47%
Tonnes processed (000's) (a)	3,430	4,156	(726)	(17%)
Grade (grams/tonne)(b)	0.88	0.46	0.42	91%
Recovery(b)	83.6%	83.8%	(0.2%)	(0%)
Gold equivalent ounces:
Produced	93,252	61,716	31,536	51%
Sold	118,034	60,365	57,669	96%

Financial Data (in millions)
Metal sales	$193.0	$102.7	$90.3	88%
Production cost of sales	65.9	52.0	13.9	27%
Depreciation, depletion and amortization	27.2	9.1	18.1	199%
	99.9	41.6	58.3	140%
Exploration and business development	0.5	0.9	(0.4)	(44%)
Segment operating earnings	$99.4	$40.7	$58.7	144%

(a) Includes 536,000 tonnes placed on the heap leach pad during the first quarter of 2013 (first quarter of 2012 - 915,000 tonnes).
(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.25 grams per tonne for the first quarter of 2013 (first quarter of 2012 - 0.36 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2013 vs. First quarter 2012

During the first quarter of 2013, tonnes of ore mined increased by 47% compared with the same period in 2012 due to planned mine sequencing and an increase in mining equipment utilized.  Tonnes of ore processed were 17% lower compared with the first quarter of 2012, primarily due to lower mill throughput as a result of ore hardness and a decrease in tonnage placed on the leach pads.  Mill grades increased by 91% compared with the first quarter of 2012 as a result of planned mine sequencing, which involved higher grade pit ore being processed through the mill rather than lower grade stockpile ore.  Gold equivalent ounces produced increased by 51% compared with the first quarter of 2012, primarily due to higher mill grades, partially offset by a decrease in tonnes processed.  During the first quarter of 2013, gold equivalent ounces sold exceeded production as ounces produced at the end of 2012 were sold in the first quarter of 2013.

Metal sales were 88% higher compared with the first quarter of 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  During the first quarter of 2013, production cost of sales increased by 27% compared with the same period in 2012, primarily due to an increase in gold equivalent ounces sold, partially offset by a decrease in energy, consumable and contractor costs.  Depreciation, depletion and amortization increased to $27.2 million in the first quarter of 2013 from $9.1 million in the first quarter of 2012, primarily due to an increase in gold equivalent ounces sold, an increase in the depreciable asset base, and a decrease in mineral reserves at December 31, 2012.

Round Mountain (50% ownership and operator; Barrick 50% ownership) – USA

	Three months ended March 31,
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	6,474	6,240	234	4%
Tonnes processed (000's)(a)	7,404	5,120	2,284	45%
Grade (grams/tonne)(b)	0.64	0.91	(0.27)	(30%)
Recovery(b)	75.3%	77.8%	(2.5%)	(3%)
Gold equivalent ounces:
Produced	39,421	44,758	(5,337)	(12%)
Sold	38,796	43,551	(4,755)	(11%)

Financial Data (in millions)
Metal sales	$62.4	$74.0	$(11.6)	(16%)
Production cost of sales	31.2	37.3	(6.1)	(16%)
Depreciation, depletion and amortization	4.9	7.8	(2.9)	(37%)
	26.3	28.9	(2.6)	(9%)
Exploration and business development	0.1	1.0	(0.9)	(90%)
Segment operating earnings	$26.2	$27.9	$(1.7)	(6%)

(a) Tonnes of ore mined/processed represent 100% of operations. Includes 6,468,000 tonnes placed on the heap leach pad during the first quarter of 2013 (first quarter of 2012 - 4,310,000 tonnes).
(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.38 grams per tonne for the first quarter of 2013 (first quarter of 2012 - 0.46 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2013 vs. First quarter 2012

Tonnes of ore mined increased by 4% compared with the first quarter of 2012 due to planned mine sequencing. Tonnes of ore processed increased by 45% compared with the first quarter of 2012, primarily due to an expansion of leach pads and an increase in tonnage placed, as well as an increase in mill throughput.  During the first quarter of 2013, mill grades decreased by 30% compared with the same period in 2012, primarily due to an increase in the processing of lower grade stockpile ore and planned mine sequencing.  Gold equivalent ounces produced decreased by 12% compared with the first quarter of 2012, primarily due to lower grades and recoveries, partially offset by an increase in tonnes processed.

During the first quarter of 2013, metal sales were 16% lower compared with the same period in 2012 due to a decrease in metal prices realized and gold equivalent ounces sold.  Production cost of sales decreased by 16% compared with the first quarter of 2012, primarily due to a decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization were 37% lower compared with the first quarter of 2012, primarily due to a decrease in gold equivalent ounces sold and a decrease in the depreciable asset base.

Kettle River–Buckhorn (100% ownership and operator) – USA

	Three months ended March 31,
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	91	111	(20)	(18%)
Tonnes processed (000's)	121	112	9	8%
Grade (grams/tonne)	13.21	12.81	0.40	3%
Recovery	91.7%	89.5%	2.2%	2%
Gold equivalent ounces:
Produced	39,870	42,618	(2,748)	(6%)
Sold	39,673	39,321	352	1%

Financial Data (in millions)
Metal sales	$63.7	$67.0	$(3.3)	(5%)
Production cost of sales	20.3	18.9	1.4	7%
Depreciation, depletion and amortization	16.4	18.9	(2.5)	(13%)
	27.0	29.2	(2.2)	(8%)
Exploration and business development	2.5	4.5	(2.0)	(44%)
Other	(0.1)	-	(0.1)	(100%)
Segment operating earnings	$24.6	$24.7	$(0.1)	(0%)

First quarter 2013 vs. First quarter 2012

During the first quarter of 2013, tonnes of ore mined declined by 18% compared with the same period in 2012 due to mine sequencing.  Tonnes of ore processed increased by 8% compared with the first quarter of 2012, primarily due to increased stockpile processing, and grades increased by 3% over the same period due to mine sequencing.  Gold equivalent ounces produced were 6% lower compared with the first quarter of 2012 due to the timing of ounces poured.

Metal sales decreased by 5% compared with the first quarter of 2012 due to a decrease in metal prices realized, partially offset by a slight increase in gold equivalent ounces sold.  Production cost of sales increased by 7% compared with the first quarter of 2012, primarily due to an increase in gold equivalent ounces sold and higher input costs primarily relating to labour.  Depreciation, depletion and amortization were 13% lower compared with the first quarter of 2012, primarily due to additions to mineral reserves in 2012.

Kupol (100% ownership and operator) – Russian Federation (a)
	Three months ended March 31,
	2013	2012	Change	% Change (d)
Operating Statistics
Tonnes ore mined (000's) (b)	338	301	37	12%
Tonnes processed (000's)	328	309	19	6%
Grade (grams/tonne):
Gold	10.57	11.76	(1.19)	(10%)
Silver	128.44	171.80	(43.36)	(25%)
Recovery:
Gold	93.5%	93.4%	0.1%	0%
Silver	84.8%	84.8%	0.0%	0%
Gold equivalent ounces: (c)
Produced	124,498	126,970	(2,472)	(2%)
Sold	83,799	126,735	(42,936)	(34%)
Silver ounces:
Produced (000's)	1,174	1,332	(158)	(12%)
Sold (000's)	950	1,395	(445)	(32%)

Financial Data (in millions)
Metal sales	$137.3	$185.6	$(48.3)	(26%)
Production cost of sales	45.9	61.2	(15.3)	(25%)
Depreciation, depletion and amortization	14.9	23.6	(8.7)	(37%)
	76.5	100.8	(24.3)	(24%)
Exploration and business development	5.9	4.5	1.4	31%
Other	2.9	0.1	2.8	nm
Segment operating earnings	$67.7	$96.2	$(28.5)	(30%)

(a)The Kupol segment includes the Kupol and Dvoinoye mines.
(b) Includes 6,554 tonnes of ore mined from Dvoinoye during the first quarter of 2013 (first quarter of 2012- Nil)
(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2013 was 54.19:1 (first quarter of 2012 - 51.82:1).
(d) "nm" means not meaningful.

First quarter 2013 vs. First quarter 2012

Tonnes of ore mined increased by 12% compared with the first quarter of 2012, primarily due to mine sequencing at Kupol.   During the first quarter of 2013, tonnes of ore processed were 6% higher compared with the same period in 2012 due to higher mill throughput.  Gold and silver grades declined by 10% and 25%, respectively, compared with the first quarter of 2012 consistent with plan.  Gold equivalent ounces produced declined by 2% compared with the first quarter of 2012, primarily due to lower grades, a decrease in silver production, and a less favourable gold equivalent ratio, offset partially by an increase in tonnes processed.  Gold equivalent ounces sold were lower compared with the first quarter of 2012 mainly due to the re-tendering of refinery services in the first quarter of 2013 resulting in delayed shipments.

Metal sales decreased by 26% compared with the first quarter of 2012 due to lower gold equivalent ounces sold, offset partially by an increase in metal prices realized.  The metal prices realized were lower in the first quarter of 2012 due to the impact of the Company’s gold hedges that were acquired with the Bema acquisition and settled in 2012.  During the first quarter of 2013, production cost of sales decreased by 25% compared with the same period in 2012 due largely to a decrease in gold equivalent ounces sold.  Depreciation, depletion and amortization were 37% lower compared with the first quarter of 2012, primarily due to a decrease in gold equivalent ounces sold.

Paracatu (100% ownership and operator) – Brazil
	Three months ended March 31,
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	13,971	13,329	642	5%
Tonnes processed (000's)	14,068	12,910	1,158	9%
Grade (grams/tonne)	0.37	0.35	0.02	6%
Recovery	75.4%	71.5%	3.9%	5%
Gold equivalent ounces:
Produced	119,891	104,618	15,273	15%
Sold	122,028	110,527	11,501	10%

Financial Data (in millions)
Metal sales	$197.3	$187.3	$10.0	5%
Production cost of sales	101.4	105.4	(4.0)	(4%)
Depreciation, depletion and amortization	26.1	14.6	11.5	79%
	69.8	67.3	2.5	4%
Exploration and business development	-	0.3	(0.3)	(100%)
Other	3.1	1.0	2.1	210%
Segment operating earnings	$66.7	$66.0	$0.7	1%

First quarter 2013 vs. First quarter 2012

Tonnes of ore mined in the first quarter of 2013 increased by 5% compared with the same period in 2012 due to mine sequencing. Tonnes of ore processed increased by 9% compared with the first quarter of 2012, primarily due to an increase in processing capacity provided by the fourth ball mill.  Gold grades were higher by 6% compared with the first quarter of 2012 due to planned mine sequencing.  During the first quarter of 2013, recoveries increased by 5% compared with the same period in 2012, primarily due to an increase in grades.  Gold equivalent ounces produced increased by 15% compared with the first quarter of 2012 due to an increase in tonnes processed and higher grades and recoveries.  Gold equivalent ounces sold in the first quarter of 2013 exceeded gold equivalent ounces produced due to timing of shipments as ounces that were produced at the end of 2012 were sold in the first quarter of 2013.

During the first quarter of 2013, metal sales increased by 5% compared with the same period in 2012 due to higher gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales decreased by 4% compared with the first quarter of 2012, primarily due to a decrease in power and contractor costs, partially offset by an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization were 79% higher compared with the first quarter of 2012, primarily due to increases in the depreciable asset base and gold equivalent ounces sold.

La Coipa (100% ownership and operator) – Chile

	Three months ended March 31,
	2013	2012	Change	% Change (b)
Operating Statistics
Tonnes ore mined (000's)	990	210	780	nm
Tonnes processed (000's)	1,400	1,467	(67)	(5%)
Grade (grams/tonne):
Gold	0.97	0.56	0.41	73%
Silver	35.61	38.78	(3.17)	(8%)
Recovery:
Gold	84.2%	77.6%	6.6%	9%
Silver	57.9%	50.6%	7.3%	14%
Gold equivalent ounces: (a)
Produced	53,729	37,740	15,989	42%
Sold	57,242	43,712	13,530	31%
Silver ounces:
Produced (000's)	927	920	7	1%
Sold (000's)	993	1,100	(107)	(10%)

Financial Data (in millions):
Metal sales	$91.7	$71.3	$20.4	29%
Production cost of sales	40.3	43.6	(3.3)	(8%)
Depreciation, depletion and amortization	36.8	4.3	32.5	nm
	14.6	23.4	(8.8)	(38%)
Exploration and business development	1.2	2.7	(1.5)	(56%)
Other	0.4	-	0.4	100%
Segment operating earnings	$13.0	$20.7	$(7.7)	(37%)

(a) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2013 was 54.19:1 (first quarter of 2012 - 51.82:1).
(b) "nm" means not meaningful.

First quarter 2013 vs. First quarter 2012

Tonnes of ore mined increased to 990,000 in the first quarter of 2013 from 210,000 in the same period of 2012 due to mine sequencing.  Tonnes of ore processed decreased by 5% compared with the first quarter of 2012, primarily due to lower mill throughput as a result of the ore characteristics in the current mining sequence.  Gold grades increased by 73% compared with the first quarter of 2012 as a result of planned mine sequencing, which involved higher grade pit ore from the Ladera Farellon and Can Can deposits being processed through the mill rather than lower grade stockpile ore.  During the first quarter of 2013, gold equivalent ounces produced increased by 42% compared with the same period in 2012, primarily due to higher gold grades and higher recoveries, partially offset by a decrease in mill tonnes processed and a less favourable gold equivalent ratio.  Gold equivalent ounces sold in the first quarter of 2013 exceeded production due to timing of shipments as ounces produced at the end of 2012 were sold in the first quarter of 2013.

During the first quarter of 2013, metal sales were 29% higher compared with the same period in 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales decreased by 8% compared with the first quarter of 2012, primarily due to lower unit costs related to the processing of higher grade ore and lower contractor, maintenance and energy costs, partially offset by an increase in gold equivalent ounces sold.  Depreciation, depletion and amortization increased to $36.8 million in the first quarter of 2013 from $4.3 million in the same period of 2012 due to an increase in the depreciable asset base, an increase in gold equivalent ounces sold, and a decline in mineral reserves at December 31, 2012.

Maricunga (100% ownership and operator) – Chile

	Three months ended March 31,
	2013	2012	Change	% Change(b)
Operating Statistics (a)
Tonnes ore mined (000's)	4,452	3,574	878	25%
Tonnes processed (000's)	3,861	4,014	(153)	(4%)
Grade (grams/tonne)	0.57	0.66	(0.09)	(14%)
Gold equivalent ounces:
Produced	55,062	63,989	(8,927)	(14%)
Sold	54,791	69,063	(14,272)	(21%)

Financial Data (in millions)
Metal sales	$88.7	$115.3	$(26.6)	(23%)
Production cost of sales	59.8	43.7	16.1	37%
Depreciation, depletion and amortization	32.3	6.3	26.0	nm
	(3.4)	65.3	(68.7)	(105%)
Exploration and business development	0.1	0.2	(0.1)	(50%)
Other	(0.1)	0.2	(0.3)	(150%)
Segment operating earnings (loss)	$(3.4)	$64.9	$(68.3)	(105%)

(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b) "nm" means not meaningful.

First quarter 2013 vs. First quarter 2012

Tonnes of ore mined increased by 25% compared with the first quarter of 2012, primarily due to mine sequencing and geotechnical issues experienced at the Pancho pit in the first quarter of 2012.  Tonnes of ore processed decreased by 4% in the first quarter of 2013 compared with the same period in 2012, primarily due to reduced availability of the crusher plant due to repair and maintenance.  Gold equivalent ounces produced decreased by 14% compared with the first quarter of 2012, primarily due to the planned decline in gold grades and a decrease in tonnes processed.  Gold equivalent ounces sold decreased by 21% compared with the first quarter of 2012, primarily due to a decrease in gold equivalent ounces produced and timing of shipments in 2012.

Metal sales were 23% lower compared with the first quarter of 2012 due to a decrease in gold prices realized and lower gold equivalent ounces sold.  During the first quarter of 2013, production cost of sales increased by 37% compared with the same period in 2012, primarily due to higher processing costs incurred to improve leach pad performance, along with higher maintenance and energy costs.  Depreciation, depletion and amortization increased to $32.3 million in the first quarter of 2013 from $6.3 million in the first quarter of 2012 due to a decrease in the applicable mineral reserve base and an increase in the depreciable asset base.

Tasiast (100% ownership and operator) – Mauritania
	Three months ended March 31,
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	6,164	1,783	4,381	246%
Tonnes processed (000's) (a)	4,793	1,597	3,196	200%
Grade (grams/tonne) (b)	1.87	1.71	0.16	9%
Recovery (b)	91.1%	88.5%	2.6%	3%
Gold equivalent ounces:
Produced	62,757	37,634	25,123	67%
Sold	68,381	40,827	27,554	67%

Financial Data (in millions)
Metal sales	$111.4	$69.4	$42.0	61%
Production cost of sales	60.2	35.9	24.3	68%
Depreciation, depletion and amortization	33.3	13.8	19.5	141%
	17.9	19.7	(1.8)	(9%)
Exploration and business development	9.2	21.9	(12.7)	(58%)
Other	14.3	3.9	10.4	267%
Segment operating (loss)	$(5.6)	$(6.1)	$0.5	8%

(a) Includes 4,154,000 tonnes placed on the dump leach pad during the first quarter of 2013 (first quarter of 2012 - 1,002,000 tonnes).
(b) Amount represents mill grade and recovery only. Ore placed on the dump leach pad had an average grade of 0.35 grams per tonne during the first quarter of 2013 (first quarter of 2012 - 0.60 grams per tonne). Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.

First quarter 2013 vs. First quarter 2012

Tonnes of ore mined increased to 6,164,000 in the first quarter of 2013 from 1,783,000 in the same period in 2012 due to the ongoing equipment ramp up.  Tonnes of ore processed increased to 4,793,000 from 1,597,000 in the first quarter of 2012, primarily due to higher tonnes placed on the dump leach pad due to an increase in dump leach capacity.  In the first quarter of 2012, the tonnes placed on the dump leach pad were lower as a result of a high proportion of near-surface fine material and felsite being placed on the dump leach.   Gold equivalent ounces produced increased by 67% in the first quarter of 2013 compared with the same period in 2012, primarily due to an increase in mill grade and ounces recovered from the dump leach pad as a result of the commissioning of the Adsorption, Desorption and Recovery plant in 2012 and completion of additional dump leach pads.  Gold equivalent ounces sold exceeded production due to timing of shipments as ounces that were produced at the end of 2012 were sold in the first quarter of 2013.

Metal sales increased by 61% compared with the first quarter of 2012 due to an increase in gold equivalent ounces sold, partially offset by a decrease in metal prices realized.  Production cost of sales increased by 68% in the first quarter of 2013 compared with the same period in 2012, primarily due to an increase in gold equivalent ounces sold and cost pressures associated with labour.  Depreciation, depletion and amortization increased to $33.3 million in the first quarter of 2013 compared with $13.8 million in the first quarter of 2012, mainly due to increases in the depreciable asset base and gold equivalent ounces sold.  Exploration and business development costs declined by 58% compared with the first quarter of 2012, primarily due to a decrease in exploration activity.  Other costs increased to $14.3 million in the first quarter of 2013 from $3.9 million in the first quarter of 2012, primarily due to increases in administrative costs related to the Tasiast expansion project.

Chirano (90% ownership and operator) – Ghana
	Three months ended March 31,
	2013	2012	Change	% Change
Operating Statistics
Tonnes ore mined (000's) (a)	1,005	1,149	(144)	(13%)
Tonnes processed (000's) (a)	816	854	(38)	(4%)
Grade (grams/tonne)	2.73	2.97	(0.24)	(8%)
Recovery	93.1%	92.7%	0.4%	0%
Gold equivalent ounces: (a)
Produced	67,130	75,906	(8,776)	(12%)
Sold	69,453	78,251	(8,798)	(11%)

Financial Data (in millions)
Metal sales	$112.6	$132.5	$(19.9)	(15%)
Production cost of sales	50.7	53.7	(3.0)	(6%)
Depreciation, depletion and amortization	33.8	41.8	(8.0)	(19%)
	28.1	37.0	(8.9)	(24%)
Exploration and business development	3.2	2.7	0.5	19%
Other	0.3	0.2	0.1	50%
Segment operating earnings	$24.6	$34.1	$(9.5)	(28%)

(a) Tonnes of ore mined/processed, production and sales represents 100% for all periods.

First quarter 2013 vs. First quarter 2012

Tonnes of ore mined in the first quarter of 2013 decreased by 13% compared with the first quarter of 2012 due to planned reduction in open pit mining activity.  During the first quarter of 2013, tonnes of ore processed were 4% lower compared with the same period in 2012, primarily due to lower mill throughput as a result of power supply issues.  Grades declined by 8% compared with the first quarter of 2012, largely due to planned mine sequencing in Akwaaba.  Gold equivalent ounces produced and sold were 12% and 11% lower, respectively, compared with the same period in 2012, primarily due to a decrease in both gold grades and tonnes processed.  Gold equivalent ounces sold in the first quarter of 2013 exceeded production due to timing of shipments as ounces that were produced at the end of 2012 were sold in the first quarter of 2013.

Metal sales declined by 15% compared with the first quarter of 2012 due to a decrease in metal prices realized and lower gold equivalent ounces sold.  During the first quarter of 2013, production cost of sales decreased by 6% compared with the same period in 2012, largely due to a decrease in gold equivalent ounces sold, partially offset by higher mining contractor and labour costs.  Depreciation, depletion and amortization were 19% lower compared with the first quarter of 2012, primarily due to a decrease in gold equivalent ounces sold.

Discontinued operations - Crixás

On May 29, 2012, Kinross announced that it had entered into a purchase and sale agreement to sell its 50% interest in the Crixás gold mine, to a subsidiary of AngloGold Ashanti Ltd. The sale closed on June 28, 2012 and Crixás was reclassified as a discontinued operation in the comparative period. The gross proceeds of the sale totaled $220.0 million.  Net earnings from discontinued operations in the first three months of 2012 were $6.1 million.

Exploration and business development

	Three months ended March 31,
(in millions)	2013	2012	Change	% Change
Exploration and business development	$39.8	$58.5	$(18.7)	(32%)

During the first quarter of 2013, exploration and business development expenses were $39.8 million compared with $58.5 million for the same period in 2012.  Of the total exploration and business development expense, expenditures on exploration totaled $29.0 million compared with $43.0 million for the first quarter of 2012, with the decrease primarily due to reduced exploration activity.  Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $1.1 million compared with $5.1 million for the first quarter of 2012.  The decrease in capitalized exploration was largely due to a shift in the nature of exploration activity at Tasiast, from definition drilling for the Tasiast deposit footprint, which is capitalized, to exploration drilling along the 80 kilometre belt located outside of this footprint, which is expensed.

Kinross was active on more than 36 mine sites, near-mine and greenfield initiatives during the first quarter of 2013, with drilling across all projects totaling 93,858 meters.

General and administrative

	Three months ended March 31,
(in millions)	2013	2012	Change	% Change
General and administrative	$39.5	$39.7	$(0.2)	(1%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation, Chile, and the Canary Islands.

Other income (expense) – net

	Three months ended March 31,
(in millions)	2013	2012	Change	% Change
Gains on sale of other assets - net	$0.8	$-	$0.8	100%
Impairment of investments	(5.6)	-	(5.6)	(100%)
Foreign exchange gains (losses)	(3.6)	7.5	(11.1)	(148%)
Net non-hedge derivative gains	-	10.1	(10.1)	(100%)
Other income (expense)	(0.1)	(5.1)	5.0	98%
	$(8.5)	$12.5	$(21.0)	(168%)

Other income (expense) decreased from income of $12.5 million in the first quarter of 2012 to an expense of $8.5 million in the first quarter of 2013.  The discussion below details the significant changes in other income (expense) for the first quarter of 2013 compared with the same period in 2012.

Impairment of investments

During the first three months of 2013, the Company recognized an impairment charge of $5.6 million on certain of its available-for-sale investments due to a significant or prolonged decline in their fair values.  No such charges were recognized in the first quarter of 2012.

Foreign exchange gains (losses)

During the first quarter of 2013, foreign exchange losses were $3.6 million compared with gains of $7.5 million during the same period in 2012.

The foreign exchange loss of $3.6 million was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having strengthened against the Russian rouble, Canadian dollar and Ghanaian cedi at March 31, 2013 relative to December 31, 2012, offset partially by the weakening of the U.S. dollar against the Brazilian real, Chilean peso and Mauritanian ouguiya during this period.

The foreign exchange gain of $7.5 million in the first quarter of 2012 was due primarily to the translation of net monetary assets denominated in foreign currencies to the U.S. dollar, with the U.S. dollar having weakened against the Chilean peso, Brazilian real, Canadian dollar, and the Russian rouble at March 31, 2012 relative to December 31, 2011.

Net non-hedge derivative gains

Net non-hedge derivative gains decreased to $nil in the first quarter of 2013 from $10.1 million in the first quarter of 2012.  The decrease was due largely to the effect of the fair value adjustments related to the Canadian dollar denominated common share purchase warrants and embedded derivatives on the Company’s remaining senior convertible notes.

Finance expense
	Three months ended March 31,
(in millions)	2013	2012	Change	% Change
Finance expense	$(8.6)	$(9.8)	$1.2	12%

Finance expense includes accretion on reclamation and remediation obligations and interest expense.  During the first quarter of 2013, interest expense decreased by $1.3 million compared with the first quarter of 2012.  The decrease in interest expense was primarily due to an increase in interest capitalized.  Interest capitalized was $27.0 million compared with $22.3 million in the first quarter of 2012, with the increase primarily due to interest charges recognized on the $1.0 billion term loan completed in August 2012.

Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador, the Russian Federation, Mauritania, and Ghana.

In the first quarter of 2013 the Company recorded a tax provision of $72.8 million on earnings before taxes of $234.9 million, compared with a tax provision of $214.1 million on earnings from continuing operations before taxes of $304.9 million in the first quarter of 2012.  Kinross' combined federal and provincial statutory tax rate for the first quarter of 2013 was 26.5%.

The Company’s effective tax rate was 31.0% for the first quarter of 2013 compared with 70.2% for the corresponding period in 2012.  The decrease in the Company’s effective tax rate compared with the same period in 2012 was largely due to a remeasurement of deferred tax liabilities in the first quarter of 2012 as a result of an increase in the income tax rate in Ghana.

There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:
	Three months ended March 31,
(in millions)	2013	2012	Change	% Change (b)
Cash flow (a)
Of continuing operations provided from operating activities	$358.1	$380.0	$(21.9)	(6%)
Of continuing operations provided from (used in) investing activities	10.9	(539.2)	550.1	102%
Of continuing operations used in financing activities	(578.2)	(117.5)	(460.7)	nm
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(2.7)	2.6	(5.3)	(204%)
Decrease in cash and cash equivalents	(211.9)	(274.1)	62.2	23%
Cash and cash equivalents, beginning of period	1,632.7	1,724.8	(92.1)	(5%)
Cash and cash equivalents, end of period	$1,420.8	$1,450.7	$(29.9)	(2%)
(a) The comparative figures have been recast to exclude Crixás' results due to its disposal on June 28, 2012.
(b) "nm" means not meaningful.

During the first quarter of 2013, cash and cash equivalent balances decreased by $211.9 million compared with a decrease of $274.1 million in the first quarter of 2012.  Detailed discussions regarding cash flow movements are noted below.

Operating Activities from Continuing Operations

First quarter 2013 vs. First quarter 2012

During the first quarter of 2013 net cash flow of continuing operations provided from operating activities decreased by $21.9 million compared with the same period in 2012. The decrease was primarily due to less favourable working capital changes.

Investing Activities from Continuing Operations

First quarter 2013 vs. First quarter 2012

Cash provided from investing activities of continuing operations was $10.9 million compared with cash used in investing activities of continuing operations of $539.2 million for the first quarter of 2012.  During the first quarter of 2013, the primary sources of cash were proceeds of $349.8 million received on the Company’s disposal of its short-term investments, partially offset by cash used for investment in property, plant and equipment of $317.8 million. The primary use of cash during the first quarter of 2012 was for investment in property, plant and equipment of $529.3 million.

The following table presents a breakdown of capital expenditures from continuing operations on a cash basis:

	Three months ended March 31,
(in millions)	2013	2012	Change	% Change
Operating segments
Fort Knox	$49.4	$24.8	$24.6	99%
Round Mountain	10.0	13.6	(3.6)	(26%)
Kettle River - Buckhorn	1.2	0.5	0.7	140%
Kupol (a)	29.0	39.9	(10.9)	(27%)
Paracatu	14.4	74.6	(60.2)	(81%)
La Coipa	1.5	14.4	(12.9)	(90%)
Maricunga	16.3	35.6	(19.3)	(54%)
Tasiast	155.6	260.0	(104.4)	(40%)
Chirano	28.1	22.5	5.6	25%
Non-operating segments
Fruta del Norte	8.3	23.6	(15.3)	(65%)
Corporate and Other (b)	4.0	19.8	(15.8)	(80%)
Total	$317.8	$529.3	$(211.5)	(40%)

(a) Includes $11.1 million of capital expenditures at Dvoinoye during the first quarter of 2013 (first quarter of 2012 - $29.5 million)
(b) "Corporate and Other" includes corporate and other non-operating assets (including Lobo-Marte and White Gold).

Capital expenditures from continuing operations for the first quarter of 2013 decreased by $211.5 million compared with the same period in 2012.  The decrease in capital expenditures at Tasiast was due to timing of expenditures on the Tasiast expansion project, and lower spending at Paracatu and Maricunga due to completion of the fourth ball mill and SART plant in 2012, respectively.  These decreases were partially offset by an increase in capital expenditures at Fort Knox related to Phase 8 development activities.

Financing Activities from Continuing Operations

First quarter 2013 vs. First quarter 2012

Net cash flow of continuing operations used in financing activities was $578.2 million compared with $117.5 million for the first quarter of 2012.  During the first quarter of 2013, the Company repaid debt of $487.0 million, of which $454.6 million was related to the repurchase of the convertible senior notes and $30.0 million was related to the periodic repayment on the Kupol loan.  During the first quarter of 2012, the Company repaid debt of $151.8 million, partially offset by proceeds of $127.4 million received from the issuance of debt.  In addition, in the first quarter of 2013 dividends paid to common shareholders were $91.3 million compared with $91.1 million paid to common shareholders in the first quarter of 2012.

Balance Sheet
	As at
(in millions)	March 31, 2013	December 31, 2012
Cash and cash equivalents and short-term investments	$1,420.8	$1,982.5
Current assets	$3,005.4	$3,591.4
Total assets	$14,443.1	$14,882.6
Current liabilities, including current portion of long-term debt	$801.6	$1,309.6
Total long-term financial liabilities(a)	$2,820.6	$2,847.3
Total debt, including current portion	$2,154.0	$2,632.6
Total liabilities	$4,431.1	$4,956.9
Common shareholders' equity	$9,934.9	$9,850.2
Non-controlling interest	$77.1	$75.5
Statistics
Working capital (b)	$2,203.8	$2,281.8
Working capital ratio (c)	3.75:1	2.74:1
(a) Includes long-term debt, provisions, and unrealized fair value of derivative liabilities.
(b) Current assets less current liabilities.
(c) Current assets divided by current liabilities.

At March 31, 2013, Kinross had cash and cash equivalents and short-term investments of $1,420.8 million, a decrease of $561.7 million from December 31, 2012. The decrease was primarily due to the Company’s repurchase of its convertible senior notes totaling $454.6 million.  Current assets decreased to $3,005.4 million, primarily due to the decrease in cash and cash equivalents and short-term investments.  Total assets decreased by $439.5 million to $14,443.1 million, primarily due to the decrease in cash and cash equivalents and short-term investments, offset partially by additions to property, plant and equipment.  Current liabilities decreased to $801.6 million, mainly due to the decrease in the current portion of long-term debt reflecting the Company’s repurchase of the convertible senior notes.  Total debt decreased to $2,154.0 million, also due to the repurchase of the convertible senior notes.

A dividend of $0.08 per common share was paid to shareholders of record on March 21, 2013.

As of May 6, 2013, there were 1,141.7 million common shares of the Company issued and outstanding.  In addition, at the same date, the Company had 15.8 million share purchase options outstanding under its share option plan and 45.5 million common share purchase warrants outstanding (convertible to 45.5 million Kinross shares).

Financings and Credit Facilities

Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars.  The notes pay interest semi-annually at a rate of 1.75% per annum.  The notes are convertible, at the holder’s option, equivalent to a conversion price of $27.13 per share of common stock subject to adjustment.  Kinross received net proceeds of $449.9 million from the offering of convertible senior notes, after payment of the commissions of the initial purchasers and expenses of the offering.  The convertible senior notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible senior notes, (ii) the trading price of the convertible senior notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the convertible senior notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market.  The convertible senior notes are also convertible on and after December 15, 2027.  The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible senior notes have the right to require Kinross to repurchase the convertible senior notes on March 15, 2013, 2018 and 2023.  The repurchase price is equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any.  On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013. The Company issued a Notice of Redemption notifying the remaining holders of its intention to exercise its right to redeem the remaining convertible senior notes outstanding in the amount of $5.4 million on or about April 30, 2013. On April 30, 2013, Kinross redeemed, in cash, the remaining convertible notes.

Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities, consisting of $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of 5.125% senior notes due 2021 and $250.0 million principal amount of 6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions of the initial purchasers and expenses of the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.  In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions.  The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%.  Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015.  Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively.  The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any.  The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved.  Land, plant and equipment with a carrying amount of $188.5 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan.

As at March 31, 2013, cash of $34.0 million (December 31, 2012 - $34.0 million) was restricted for payments related to the loan.

Corporate revolving credit and term loan facilities

Effective August 17, 2012, the Company amended its revolving credit facility to increase availability to $1,500.0 million from $1,200.0 million and to extend the term to August 2017 from March 2015.  As at March 31, 2013, the Company had utilized $34.5 million (December 31, 2012 - $35.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

In addition, effective August 17, 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility matures on August 10, 2015, with the full amount having been drawn on August 22, 2012.

Loan interest for both the amended revolving credit facility and the term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at March 31, 2013, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

Concurrent with completing this term loan, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the entire three year period.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  Significant financial covenants include a minimum tangible net worth of $5,734.8 million increasing by 50% of positive net income each quarter, starting with the quarter ending September 30, 2012, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with these covenants at March 31, 2013.

Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at March 31, 2013, $164.1 million (December 31, 2012 - $164.1 million) was outstanding under this facility.

In addition, at March 31, 2013, the Company had approximately $42.7 million (December 31, 2012 - $44.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow U.S. dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at March 31, 2013 and December 31, 2012, $nil was outstanding under such borrowings.

The following table outlines the credit facility utilization and availability:
	As at
(in millions)	March 31, 2013	December 31, 2012
Utilization of revolving credit facility	$(34.5)	$(35.1)
Utilization of EDC facility	(164.1)	(164.1)
Borrowings	$(198.6)	$(199.2)

Available under revolving credit facility	$1,465.5	$1,464.9
Available under EDC credit facility	35.9	35.9
Available credit	$1,501.4	$1,500.8

Total debt of $2,154.0 million at March 31, 2013 consists of $5.4 million for the convertible senior notes, $983.9 million for the senior notes, $996.9 million for the corporate term loan, $166.9 million for the Kupol loan, and $0.9 million in finance leases.  The current portion of this debt is $66.3 million at March 31, 2013.

Liquidity Outlook

In 2013, the Company expects to repay $523.3 million of debt in cash, of which $487.0 million was repaid during the first quarter of 2013, including approximately $454.6 million relating to the repurchase of the convertible senior notes.

We believe that the Company’s existing cash and cash equivalent balances of $1,420.8 million, available credit of $1,501.4 million, and expected operating cash flows based on current assumptions (noted in Section 3 of this MD&A) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above, and reclamation and remediation obligations currently estimated for the next 12 months.  Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located.  Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies.  The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions will fund a portion of the Company’s longer term capital expenditure requirements.  Another possible source of capital could be proceeds from the sale of non-core assets.  These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at March 31, 2013:
	2013	2014	2015	Total
Foreign currency
Brazilian real forward buy contracts
(in millions of U.S. dollars)	295.3	222.5	88.0	605.8
Average price	2.01	2.16	2.34	2.11
Chilean peso forward buy contracts
(in millions of U.S. dollars)	79.8	33.0	-	112.8
Average price	516.36	553.56	-	527.24
Russian rouble forward buy contracts
(in millions of U.S. dollars)	64.5	48.0	25.0	137.5
Average price	32.84	34.69	36.05	34.07
Canadian dollar forward buy contracts
(in millions of U.S. dollars)	100.8	72.0	-	172.8
Average price	1.02	1.04	-	1.03

Energy
Oil forward buy contracts (barrels)	215,000	175,000	100,000	490,000
Average price	92.41	88.78	86.64	89.94
Diesel forward buy contracts (gallons)	3,570,000	2,520,000	-	6,090,000
Average price	2.96	2.83	-	2.91
Gasoil forward buy contracts (tonnes)	30,195	16,104	-	46,299
Average price	903.13	864.00	-	889.52

The following new forward buy derivative contracts were engaged during the three months ended March 31, 2013:
•      $24.0 million at an average rate of 1.04 Canadian dollars, with maturities in 2014.

Subsequent to March 31, 2013, the following new forward buy derivative contracts were engaged:
•      $23.0 million at an average rate of 35.69 Russian roubles, with maturities in 2015.

Concurrent with completing the term loan in August 2012, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the entire three year period.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at
(in millions)	March 31, 2013	December 31, 2012
Asset (liability)
Interest rate swaps	$(2.5)	$(2.7)
Foreign currency forward contracts	6.0	(7.3)
Energy forward contracts	3.4	2.5
Total return swap	(0.1)	(0.2)
Canadian dollar denominated common share purchase warrant liability	(0.2)	(0.2)
Convertible senior notes - conversion option	-	-
	$6.6	$(7.9)

Contingent Liability

The Company is obligated to pay $20.0 million to Barrick Gold Corporation when a production decision is made relating to the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, and currently, except in the case of the actions described below, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the Defendants filed a reply on May 1, 2013.  The parties are awaiting the Court's ruling on the motion to reconsider.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint, if any, and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”).  A statement of claim in the First Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

7.	SUMMARY OF QUARTERLY INFORMATION

	2013	2012				2011 (a)
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1 (a)	Q4	Q3	Q2
Metal sales	$1,058.1	$1,186.9	$1,109.7	$1,005.6	$1,005.1	$919.8	$1,041.0	$963.6
Net earnings (loss) from continuing operations attributable to common shareholders	$160.5	$(2,989.1)	$224.9	$115.8	$99.6	$(2,791.0)	$207.1	$244.3
Net earnings from discontinued operation after-tax	$-	$-	$-	$37.8	$6.1	$7.3	$5.5	$3.1
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.14	$(2.62)	$0.20	$0.10	$0.09	$(2.45)	$0.18	$0.22
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.14	$(2.62)	$0.20	$0.10	$0.09	$(2.45)	$0.18	$0.21
Net cash flow of continuing operations provided from operating activities	$358.1	$482.8	$368.9	$78.4	$380.0	$402.6	$289.0	$346.6
(a) The comparative figures have been recast to exclude Crixás results due to its disposal on June 28, 2012.

The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in the gold equivalent ounces sold.  Fluctuations in the silver price have also affected results.  In the first quarter of 2013, revenue from continuing operations increased to $1,058.1 million on gold equivalent ounces sold of 652,197 compared with $1,005.1 million on sales from continuing operations of 612,352 gold equivalent ounces during the first quarter of 2012.  The average gold price realized in the first quarter of 2013 was $1,624 per ounce compared with $1,707 per ounce in the fourth quarter of 2012 and $1,644 per ounce in the first quarter of 2012.

Production cost of sales increased by 5% to $475.7 million in the first quarter of 2013 compared with $451.7 million in the first quarter of 2012, largely due to an increase in gold equivalent ounces sold.

Additionally, fluctuations in the foreign exchange rates have affected results.  Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in the gold equivalent ounces sold.  In addition, changes in mineral reserves during each of these years affected depreciation, depletion and amortization for quarters relating to the subsequent year.

In the fourth quarter of 2012, the Company recorded impairment charges at its Tasiast and Chirano cash generating units totaling $3,206.1 million, net of a tax recovery of $321.5 million.  In the fourth quarter of 2011, the Company recorded goodwill impairment charges at its Tasiast and Chirano cash generating units totaling $2,937.6 million.

In the second quarter of 2012, the Company sold its 50% interest in the Crixás gold mine to a subsidiary of AngloGold for gross proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.

During the first quarter of 2013, operating cash flows decreased to $358.1 million compared with $380.0 million in the same period of 2012, primarily due to less favourable working capital changes.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying interim financial statements, Kinross’ management evaluated the effectiveness of its disclosure controls and procedures and internal control over financial reporting.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross’ disclosure controls and procedures, and internal controls over financial reporting, provide reasonable assurance that they were effective as at March 31, 2013.  During the three months ended March 31, 2013, Kupol converted to a new ERP system.  The ERP system conversion has not resulted in any significant changes in internal controls during the three months ended March 31, 2013.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Limitations of Controls and Procedures

Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2012.

Subsequent to March 31, 2013, the price of gold declined significantly.  If metal prices were to remain at such a level for an extended period of time, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing.  A significant decrease in long-term metal price assumptions may be an indication of potential impairment.  Also, subsequent to March 31, 2013, the Company’s share price has declined.  If the share price were to remain at a low level or to decline further, the excess of the carrying amount of the Company’s net assets over its market capitalization may be an indication of potential impairment.  Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

Accounting Changes

The Company’s accounting policies applied in the interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2012, except for the adoption of the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) that were effective as of January 1, 2013.

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”. When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. Adoption of this standard had no significant impact on the Company’s interim financial statements.

Consolidation and related standards

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. There was no impact on the Company’s interim financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no impact on the Company’s interim financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

The Company adopted IFRS 11 and IAS 28 (2011) on January 1, 2013. As a result of adoption, the Company’s interim financial statements were impacted as follows:
•	The Company classified its interest in Round Mountain as a joint operation, and continued to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;
•
The Company classified its interest in Sociedad Contractual Minera Puren (“Puren”, included in the La Coipa segment) as a joint venture, and accounted for it using the equity method of accounting and will no longer apply proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively;

•
The Company classified its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and accounted for it using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively.  The results of Crixás have been presented separately as a discontinued operation as of June 28, 2012; and,

•
The interim condensed consolidated balance sheet and the consolidated statements of operations and cash flows for comparative periods have been recast, with the impact summarized in Note 3 of the interim financial statements.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.  There was no impact on the Company’s interim financial statements upon adoption of IFRS 12 on January 1, 2013.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.  This standard also requires additional disclosure about fair value measurement.  As a result of adopting IFRS 13, the Company provided additional disclosures in Note 7 of the interim financial statements. There were no other impacts on the interim financial statements on adoption of this standard.

10.	RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities.  Certain risk factors are related to the mining industry in general while others are specific to Kinross.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2012 and for additional information please refer to the Annual Information Form for the year ended December 31, 2012, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

11.	SUPPLEMENTAL INFORMATION

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document.  These measures are not defined under IFRS and should not be considered in isolation.  The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS.  These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses.  Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.  Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance.  However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:
	Three months ended March 31,
(in millions, except share and per share amounts)	2013	2012
Net earnings from continuing operations attributable to common shareholders - as reported	$160.5	$99.6
Adjusting items:
Foreign exchange losses (gains)	3.6	(7.5)
Non-hedge derivatives gains - net of tax	-	(10.1)
Gains on sale of other assets - net of tax	(0.6)	-
Foreign exchange loss (gain) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(2.6)	2.5
Change in deferred income tax due to change in statutory corporate income tax rate	-	110.3
Taxes in respect of prior years	4.0	1.3
Impairment of investments	5.6	-
	10.0	96.5
Net earnings from continuing operations attributable to common shareholders - Adjusted	$170.5	$196.1
Weighted average number of common shares outstanding - Basic	1,140.6	1,138.1
Net earnings from continuing operations per share - Adjusted	$0.15	$0.17

Adjusted Operating Cash Flow

The Company makes reference to a non-GAAP measure for adjusted operating cash flow.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company.  However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted cash flow from operations for the periods presented:

	Three months ended March 31,
(in millions)	2013	2012
Net cash flow of continuing operations provided from operating activities - as reported	$ 358.1	$ 380.0
Adjusting items:
Close out and early settlement of derivative instruments	-	(28.4)
Working capital changes:
Accounts receivable and other assets	(28.7)	28.5
Inventories	34.9	(1.2)
Accounts payable and other liabilities, including taxes	47.5	(59.6)
	53.7	(60.7)
Adjusted operating cash flow from continuing operations	$ 411.8	$ 319.3

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.  This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

	Three months ended March 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$475.7	$451.7
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.4)
Attributable production cost of sales from continuing operations	$470.6	$446.3
Gold equivalent ounces sold from continuing operations	652,197	612,352
Less: portion attributable to Chirano non-controlling interest	(6,945)	(7,825)
Attributable gold equivalent ounces sold from continuing operations	645,252	604,527
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$729	$738
Attributable production cost of sales from continuing operations per equivalent ounce sold	$729	$738
(a)"Production cost of sales" is equivalent to "Total cost of sales" per the interim financial statements less depreciation, depletion and amortization.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting.  Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$ 475.7	$ 451.7
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.4)
Less: attributable silver sales from continuing operations	(61.9)	(83.7)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$ 408.7	$ 362.6
Gold ounces sold from continuing operations	613,683	561,152
Less: portion attributable to Chirano non-controlling interest	(6,916)	(7,800)
Attributable gold ounces sold from continuing operations	606,767	553,352
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$ 674	$ 655
(a) "Production cost of sales" is equivalent to "Total cost of sales" per the interim financial statements less depreciation, depletion and amortization.

Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis

All-in sustaining cost on an attributable basis is a non-GAAP measure that the Company has defined to include attributable production cost of sales from continuing operations net of silver by-product credits; general and administrative expenses; sustaining business development and exploration costs; sustaining capital (including related capitalized interest); and a portion of other operating costs.  Management uses this measure internally and believes that it provides investors with the ability to better evaluate the cost of sustaining gold production.

	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2013	2012
Production cost of sales from continuing operations - as reported (a)	$ 475.7	$ 451.7
Less: portion attributable to Chirano non-controlling interest	(5.1)	(5.4)
Less: attributable silver sales from continuing operations	(61.9)	(83.7)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$ 408.7	$ 362.6
Adjusting items on an attributable basis:
General and administrative	39.5	39.7
Exploration and business development - sustaining	30.2	55.4
Other operating expense - sustaining	15.3	7.9
Additions to property, plant and equipment - sustaining	133.5	181.3
Capitalized interest and exploration	2.8	6.3
All-in Sustaining Cost - attributable	$ 630.0	$ 653.2
Gold ounces sold from continuing operations	613,683	561,152
Less: portion attributable to Chirano non-controlling interest	(6,916)	(7,800)
Attributable gold ounces sold from continuing operations	606,767	553,352
Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$ 1,038	$ 1,180

(a) "Production cost of sales" is equivalent to "Total cost of sales" per the interim financial statements less depreciation, depletion and amortization.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’, ‘‘scheduled’’, ‘‘forecasts”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “seek”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and full-year 2012 Management Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies, being consistent with Kinross’ current expectations; (5) negotiation of an exploitation contract and an investment protection contract for Fruta del Norte with the Ecuadorian government being successfully concluded, including but not limited to Kinross and the government jointly declaring a phase change from economic evaluation to exploitation prior to August 1, 2013 (or any government approved extension of up to 1.5 years or up to a two year suspension of commencement of the exploitation phase) and entering into an exploitation agreement with the government within six months of such declared phase change or such suspension, the failure of which will likely result in the extinguishment of the FDN concession and forfeiture of related project infrastructure to the government, with a corresponding non-cash charge equal to the carrying value of FDN being recorded by the Company; (6) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold and silver; (8) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (9) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (10) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and any entity in which it now or hereafter directly or indirectly holds an investment; (11) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (12) permitting, development and operations at Dvoinoye (including, without limitation, renewal of the subsoil license) being consistent with Kinross’ expectations; (13) permitting, development, operations and expansion at Tasiast and Chirano (including but not limited to, at Tasiast, the expansion feasibility study and project optimization, the impact of ore tonnage and grade variability reconciliation analysis and, as required, conversion of exploration licences to mining licences) being consistent with Kinross’ current expectations; (14) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (15) goodwill and/or asset impairment potential; and (16) access to capital markets, including but not limited to maintaining an investment grade debt rating and securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); increases in the discount rates applied to present value net future cash flows based on country-specific real weighted average cost of capital; declines in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; commencement of litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and full-year 2012 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce1.

A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on production cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this MD&A has been prepared under the supervision of and verified by Mr. James K. Fowler, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		March 31,	December 31,	January 1,
		2013	2012	2012
			Notes 3, 4	Note 3
Assets
Current assets
Cash and cash equivalents	Note 5	$1,420.8	$1,632.7	$1,724.8
Restricted cash	Note 5	58.1	58.1	56.1
Short-term investments	Note 5	-	349.8	1.3
Accounts receivable and other assets	Note 5	233.4	280.9	304.7
Inventories	Note 5	1,278.1	1,254.9	961.7
Unrealized fair value of derivative assets	Note 7	15.0	15.0	2.8
		3,005.4	3,591.4	3,051.4
Non-current assets
Property, plant and equipment	Note 5	9,082.0	8,968.1	8,855.0
Goodwill	Note 5	1,136.7	1,136.7	3,382.3
Long-term investments	Note 5	40.8	49.1	79.3
Investments in associate and joint ventures	Note 6	537.1	536.1	654.9
Unrealized fair value of derivative assets	Note 7	8.3	9.6	1.1
Deferred charges and other long-term assets	Note 5	579.5	545.5	403.1
Deferred tax assets		53.3	46.1	21.8
Total assets		$14,443.1	$14,882.6	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 5	$607.1	$636.2	$562.0
Current tax payable		76.5	93.2	67.6
Current portion of long-term debt	Note 9	66.3	516.2	31.9
Current portion of provisions	Note 10	40.3	42.0	37.6
Current portion of unrealized fair value of derivative liabilities	Note 7	11.4	22.0	66.7
		801.6	1,309.6	765.8
Non-current liabilities
Long-term debt	Note 9	2,087.7	2,116.4	1,599.4
Provisions	Note 10	727.6	720.4	584.0
Unrealized fair value of derivative liabilities	Note 7	5.3	10.5	32.7
Other long-term liabilities		142.1	125.6	132.4
Deferred tax liabilities		666.8	674.4	863.9
Total liabilities		4,431.1	4,956.9	3,978.2

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	Note 11	$14,712.9	$14,692.5	$14,656.6
Contributed surplus		79.8	89.9	81.4
Accumulated deficit		(4,867.9)	(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	Note 5	10.1	4.9	(97.7)
Total common shareholders' equity		9,934.9	9,850.2	12,390.4
Non-controlling interest		77.1	75.5	80.3
Total equity		10,012.0	9,925.7	12,470.7
Commitments and contingencies	Note 15
Subsequent events	Notes 9, 15
Total liabilities and equity		$14,443.1	$14,882.6	$16,448.9

Common shares
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding	Note 11	1,141,664,089	1,140,132,123	1,137,732,344

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended

		March 31,	March 31,
		2013	2012
			Notes 3, 4
Revenue
Metal sales		$1,058.1	$1,005.1

Cost of sales
Production cost of sales		475.7	451.7
Depreciation, depletion and amortization		227.7	142.5
Total cost of sales		703.4	594.2
Gross profit		354.7	410.9
Other operating expense		24.5	11.5
Exploration and business development		39.8	58.5
General and administrative		39.5	39.7
Operating earnings		250.9	301.2
Other income (expense) - net	Note 5	(8.5)	12.5
Equity in losses of associate and joint venture	Note 5	(0.9)	-
Finance income		2.0	1.0
Finance expense	Note 5	(8.6)	(9.8)
Earnings before taxes		234.9	304.9
Income tax expense - net		(72.8)	(214.1)
Earnings from continuing operations after tax		162.1	90.8
Earnings from discontinued operations after tax	Note 4	-	6.1
Net earnings		$162.1	$96.9

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest		$1.6	$(8.8)
Common shareholders		$160.5	$99.6
Net earnings (loss) attributable to:
Non-controlling interest		$1.6	$(8.8)
Common shareholders		$160.5	$105.7

Earnings per share from continuing operations attributable to common shareholders

Basic		$0.14	$0.09
Diluted		$0.14	$0.09
Earnings per share attributable to common shareholders

Basic		$0.14	$0.09
Diluted		$0.14	$0.09

Weighted average number of common shares outstanding (millions)	Note 13
Basic		1,140.6	1,138.1
Diluted		1,147.2	1,143.6
The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended
		March 31,	March 31,
		2013	2012
			Notes 3, 4

Net earnings		$162.1	$96.9

Other comprehensive income (loss), net of tax:	Note 5
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)		(9.5)	0.9
Reclassification to earnings for impairment charges		5.6	-
Accumulated other comprehensive loss related to investments sold (b)		-	(0.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)		11.0	63.2
Accumulated other comprehensive income (loss) related to derivatives settled (d)		(1.9)	27.5
		5.2	91.5
Total comprehensive income		$167.3	$188.4

Comprehensive income from continuing operations		$167.3	$182.3
Comprehensive income from discontinued operations		-	6.1
Comprehensive income		$167.3	$188.4

Attributable to non-controlling interest		$1.6	$(8.8)
Attributable to common shareholders		$165.7	$197.2

(a) Net of tax of $0.7 million (2012 – $(0.2) million)
(b) Net of tax of $nil (2012 - $nil)
(c) Net of tax of $5.4 million (2012 - $20.4 million) (d) Net of tax of $nil (2012 $(0.2) million)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2013	2012
Net inflow (outflow) of cash related to the following activities:		Notes 3, 4

Operating:
Net earnings from continuing operations	$162.1	$90.8
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	227.7	142.5
Gains on sale of other assets - net	(0.8)	-
Equity in losses of associate and joint venture	0.9	-
Non-hedge derivative gains - net	-	(10.1)
Settlement of derivative instruments	0.2	28.4
Share-based compensation expense	8.7	9.5
Accretion expense	5.4	5.4
Deferred tax (recovery) expense	(20.8)	97.4
Foreign exchange (gains) losses and other	28.4	(16.2)
Changes in operating assets and liabilities:
Accounts receivable and other assets	28.7	(28.5)
Inventories	(34.9)	1.2
Accounts payable and accrued liabilities	28.1	118.1
Cash flow provided from operating activities	433.7	438.5
Income taxes paid	(75.6)	(58.5)
Net cash flow of continuing operations provided from operating activities	358.1	380.0
Investing:
Additions to property, plant and equipment	(317.8)	(529.3)
Net proceeds from the sale of long-term investments and other assets	-	0.2
Additions to long-term investments and other assets	(24.5)	(12.7)
Net proceeds from the sale of property, plant and equipment	1.3	-
Disposals of short-term investments	349.8	1.1
Decrease in restricted cash	-	0.9
Interest received	2.1	0.9
Other	-	(0.3)
Net cash flow of continuing operations provided from (used in) investing activities	10.9	(539.2)
Financing:
Issuance of common shares on exercise of options and warrants	1.6	1.9
Proceeds from issuance of debt	-	127.4
Repayment of debt	(487.0)	(151.8)
Interest paid	(1.5)	(3.2)
Dividends paid to common shareholders	(91.3)	(91.1)
Other	-	(0.7)
Net cash flow of continuing operations used in financing activities	(578.2)	(117.5)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(2.7)	2.6
Decrease in cash and cash equivalents	(211.9)	(274.1)
Cash and cash equivalents, beginning of period	1,632.7	1,724.8
Cash and cash equivalents, end of period	$1,420.8	$1,450.7

The accompanying notes are an integral part of these interim condensed consolidated financial statements

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2013	2012

Common share capital and common share purchase warrants
Balance beginning of period	$14,692.5	$14,656.6
Common shares issued under employee share purchase plans	1.9	1.8
Transfer from contributed surplus on exercise of options and restricted shares	18.1	17.0
Options and warrants exercised, including cash	0.4	0.7
Balance at the end of the period	$14,712.9	$14,676.1

Contributed surplus
Balance beginning of period	$89.9	$81.4
Share-based compensation	8.0	8.9
Transfer of fair value of exercised options and restricted shares	(18.1)	(17.0)
Balance at the end of the period	$79.8	$73.3

Accumulated deficit
Balance beginning of period	$(4,937.1)	$(2,249.9)
Dividends paid	(91.3)	(91.1)
Net earnings attributable to common shareholders	160.5	105.7
Balance at the end of the period	$(4,867.9)	$(2,235.3)

Accumulated other comprehensive income (loss)
Balance beginning of period	$4.9	$(97.7)
Other comprehensive income	5.2	91.5
Balance at the end of the period	$10.1	$(6.2)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(4,857.8)	$(2,241.5)

Total common shareholders' equity	$9,934.9	$12,507.9

Non-controlling interest
Balance beginning of period	$75.5	$80.3
Net earnings (loss) attributable to non-controlling interest	1.6	(8.8)
Balance at the end of the period	$77.1	$71.5

Total equity	$10,012.0	$12,579.4

The accompanying notes are an integral part of these interim condensed consolidated financial statements

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2013 and 2012
(Unaudited and expressed in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5.  Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.   Gold is produced in the form of doré, which is shipped to refineries for final processing.  Kinross also produces and sells a quantity of silver.   The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

The interim condensed consolidated financial statements of the Company for the period ended March 31, 2013 were authorized for issue in accordance with a resolution of the directors on May 7, 2013.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2012, except as disclosed in Note 3.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS AND ACCOUNTING CHANGES

Significant Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgment by management in applying the Company’s accounting policies. The areas involving significant judgment and estimates have been set out in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2012.

Subsequent to March 31, 2013, the price of gold declined significantly.  If metal prices were to remain at such a level for an extended period of time, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing.  A significant decrease in long-term metal price assumptions may be an indication of potential impairment.  Also, subsequent to March 31, 2013, the Company’s share price has declined.  If the share price were to remain at a low level or to decline further, the excess of the carrying amount of the Company’s net assets over its market capitalization may be an indication of potential impairment.  Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

Accounting Changes

The Company’s policies in effect for 2012 are noted in the Company’s annual audited consolidated financial statements for the year ended December 31, 2012, except for the adoption of the following new standards and interpretations issued by the IASB or International Financial Reporting Interpretation Committee (“IFRIC”) that were effective as of January 1, 2013.

Stripping costs

In October 2011, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”) was issued, which provides guidance on the accounting for costs related to stripping activity in the production phase of surface mining. When the stripping activity results in the benefit of useable ore that can be used to produce inventory, the related costs are to be accounted for in accordance with International Accounting Standard (“IAS”) 2 “Inventories”. When the stripping activity results in the benefit of improved access to ore that will be mined in future periods, the related costs are to be accounted for as additions to non-current assets when specific criteria are met.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. Adoption of this standard had no significant impact on the Company’s interim financial statements.

Consolidation and related standards

IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and all of Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities”, changes the definition of control which is the determining factor in whether an entity should be consolidated. Under IFRS 10, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. There was no impact on the Company’s interim financial statements upon adoption of IFRS 10 on January 1, 2013.

IAS 27 “Separate Financial Statements (2011)” (“IAS 27 (2011)”) was reissued and now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no impact on the Company’s interim financial statements upon adoption of IAS 27 (2011) on January 1, 2013.

IFRS 11 “Joint Arrangements” (“IFRS 11”), which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-monetary Contributions by Venturers”, requires a venturer to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint operation, the joint operator will recognize its assets, liabilities, revenue, and expenses, and/or its relative share thereof. For a joint venture, the joint venturer will account for its interest in the venture’s net assets using the equity method of accounting.

IAS 28 “Investments in Associates and Joint Ventures (2011)” (“IAS 28 (2011)”) was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now also addresses joint ventures that are to be accounted for by the equity method. The application of the equity method has not changed as a result of this amendment.

The Company adopted IFRS 11 and IAS 28 (2011) on January 1, 2013. As a result of adoption, the Company’s interim financial statements were impacted as follows:
•	The Company classified its interest in Round Mountain as a joint operation, and continued to account for its share of Round Mountain’s assets, liabilities, revenue, and expenses;
•
The Company classified its interest in Sociedad Contractual Minera Puren (“Puren”, included in the La Coipa segment) as a joint venture, and accounted for it using the equity method of accounting and will no longer apply proportionate consolidation.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Puren’s net assets was $45.9 million and $20.3 million, respectively;

•
The Company classified its interest in Crixás (held from January 1, 2012 to June 28, 2012, the date of sale) as a joint venture, and accounted for it using the equity method of accounting.  As at January 1, 2012 and December 31, 2012, the Company’s interest in Crixás’ net assets was $106.5 million and $nil, respectively. The results of Crixás have been presented separately as a discontinued operation as of June 28, 2012. See note 4; and,

•	The interim condensed consolidated balance sheet and the consolidated statements of operations and cash flows for comparative periods have been recast as summarized below.

Adjustments to the interim condensed consolidated balance sheet as at January 1, 2012:

	As at January 1,	Adjustments for changes in	As at January 1,
	2012	accounting policy	2012
	(previously stated)	IFRS 11	(adjusted)
Assets
Current assets
Cash and cash equivalents	$1,766.0	$(41.2)	$1,724.8
Restricted cash	62.1	(6.0)	56.1
Short-term investments	1.3	-	1.3
Accounts receivable and other assets	309.4	(4.7)	304.7
Inventories	976.2	(14.5)	961.7
Unrealized fair value of derivative assets	2.8	-	2.8
	3,117.8	(66.4)	3,051.4
Non-current assets
Property, plant and equipment	8,959.4	(104.4)	8,855.0
Goodwill	3,420.3	(38.0)	3,382.3
Long-term investments	79.4	(0.1)	79.3
Investments in associate and joint ventures	502.5	152.4	654.9
Unrealized fair value of derivative assets	1.1	-	1.1
Deferred charges and other long-term assets	406.4	(3.3)	403.1
Deferred tax assets	21.9	(0.1)	21.8
Total assets	$16,508.8	$(59.9)	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$575.3	$(13.3)	$562.0
Current tax payable	82.9	(15.3)	67.6
Current portion of long-term debt	32.7	(0.8)	31.9
Current portion of provisions	38.1	(0.5)	37.6
Current portion of unrealized fair value of derivative liabilities	66.7	-	66.7
	795.7	(29.9)	765.8
Non-current liabilities
Long-term debt	1,600.4	(1.0)	1,599.4
Provisions	597.1	(13.1)	584.0
Unrealized fair value of derivative liabilities	32.7	-	32.7
Other long-term liabilities	133.1	(0.7)	132.4
Deferred tax liabilities	879.1	(15.2)	863.9
Total liabilities	4,038.1	(59.9)	3,978.2

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,656.6	$-	$14,656.6
Contributed surplus	81.4	-	81.4
Accumulated deficit	(2,249.9)	-	(2,249.9)
Accumulated other comprehensive loss	(97.7)	-	(97.7)
Total common shareholders' equity	12,390.4	-	12,390.4
Non-controlling interest	80.3	-	80.3
Total equity	12,470.7	-	12,470.7
Total liabilities and equity	$16,508.8	$(59.9)	$16,448.9

Adjustments to the interim condensed consolidated balance sheet as at December 31, 2012:

	As at December 31,	Adjustments for changes in	As at December 31,
	2012	accounting policy	2012
	(previously stated)	IFRS 11	(adjusted)
Assets
Current assets
Cash and cash equivalents	$1,632.9	$(0.2)	$1,632.7
Restricted cash	58.1	-	58.1
Short-term investments	349.8	-	349.8
Accounts receivable and other assets	287.3	(6.4)	280.9
Inventories	1,257.7	(2.8)	1,254.9
Unrealized fair value of derivative assets	15.0	-	15.0
	3,600.8	(9.4)	3,591.4
Non-current assets
Property, plant and equipment	8,978.8	(10.7)	8,968.1
Goodwill	1,136.7	-	1,136.7
Long-term investments	49.1	-	49.1
Investments in associate and joint venture	515.8	20.3	536.1
Unrealized fair value of derivative assets	9.6	-	9.6
Deferred charges and other long-term assets	545.5	-	545.5
Deferred tax assets	46.1	-	46.1
Total assets	$14,882.4	$0.2	$14,882.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$632.8	$3.4	$636.2
Current tax payable	93.2	-	93.2
Current portion of long-term debt	516.2	-	516.2
Current portion of provisions	42.0	-	42.0
Current portion of unrealized fair value of derivative liabilities	22.0	-	22.0
	1,306.2	3.4	1,309.6
Non-current liabilities
Long-term debt	2,116.4	-	2,116.4
Provisions	721.4	(1.0)	720.4
Unrealized fair value of derivative liabilities	10.5	-	10.5
Other long-term liabilities	125.6	-	125.6
Deferred tax liabilities	676.6	(2.2)	674.4
Total liabilities	4,956.7	0.2	4,956.9

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,692.5	$-	$14,692.5
Contributed surplus	89.9	-	89.9
Accumulated deficit	(4,937.1)	-	(4,937.1)
Accumulated other comprehensive income	4.9	-	4.9
Total common shareholders' equity	9,850.2	-	9,850.2
Non-controlling interest	75.5	-	75.5
Total equity	9,925.7	-	9,925.7
Total liabilities and equity	$14,882.4	$0.2	$14,882.6

The adoption of IFRS 11 did not have a material impact on the Company’s consolidated statements of operations.  For the year ended December 31, 2012, revenues, production cost of sales and operating earnings decreased by $4.1 million, $1.6 million and $2.2 million, respectively.  In addition, equity in losses of associate and joint venture decreased by $0.3 million. There was no impact on basic and diluted earnings per share.

The adoption of IFRS 11 did not have a material impact on the Company’s consolidated statements of cash flows.  For the year ended December 31, 2012, the net cash flow of continuing operations provided from operating activities, increased by $7.2 million and the net cash flow of continuing operations used in investing activities decreased by $26.9 million.

IFRS 12 “Disclosure of Interests in Other Entities” (“IFRS 12”) is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and structured entities. This standard carries forward the disclosures that existed under IAS 27, IAS 28 and IAS 31, and also introduces additional disclosure requirements that address the nature of, and risks associated with an entity’s interests in other entities.  There was no impact on the Company’s interim financial statements upon adoption of IFRS 12 on January 1, 2013.

Fair value measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” (“IFRS 13”), which provides guidance on how fair value should be applied where its use is already required or permitted by other IFRS standards, and includes a definition of fair value and is a single source of guidance on fair value measurement and disclosure requirements for use with all IFRS standards.  This standard also requires additional disclosure about fair value measurement.  As a result of adopting IFRS 13, the Company provided additional disclosures in Note 7. There were no other impacts on the interim financial statements on adoption of this standard.

4.	DISPOSITION OF INTEREST IN CRIXÁS GOLD MINE

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine (Serra Grande) to a subsidiary of AngloGold Ashanti Ltd. (“AngloGold”) for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  AngloGold previously owned the remaining 50% of the Crixás gold mine and is the operator of the mine.

As a result of the adoption of IFRS 11, the Company’s interest in the Crixás gold mine was accounted for as a joint venture using the equity method beginning January 1, 2012 through to the date of disposal.  As Crixás was a component of the Company, clearly distinguished operationally and for financial reporting purposes from the rest of the Company, the disposal was considered a discontinued operation.  Results and cash flows of the discontinued operation have been presented separately in the interim condensed consolidated statements of operations and cash flows, and the comparative period has been recast accordingly.

Earnings from discontinued operations

	Three months ended

	March 31,	March 31,
	2013	2012
Results of discontinued operations
Revenues	$-	$28.5
Expenses	-	18.5
Earnings before taxes	-	10.0
Income tax expense	-	(3.9)
Earnings from discontinued operations after tax	$-	$6.1
Earnings per share from discontinued operations attributable to common shareholders
Basic	$-	$-
Diluted	$-	$-

5.	INTERIM CONSOLIDATED FINANCIAL STATEMENT DETAILS

            Interim Consolidated Balance Sheets

i.	Cash and cash equivalents:

	March 31,	December 31,
	2013	2012
Cash on hand and balances with banks	$416.1	$499.5
Short-term deposits	1,004.7	1,133.2
	$1,420.8	$1,632.7

            Restricted cash:

	March 31,	December 31,
	2013	2012
Restricted cash (a)	$58.1	$58.1
(a) Restricted cash relates to restricted payments for the Kupol loan (see Note 9 (iv)), loan escrow judicial deposits and letters of guarantee for default protection and environmental indemnity.

ii.	Short-term investments

	March 31,	December 31,
	2013	2012 (a)
Short-term investments	$-	$349.8
 (a) Short-term investments at December 31, 2012 include short-term Canadian government, US government and money market instruments

iii.	Accounts receivable and other assets:

	March 31,	December 31,
	2013	2012
Trade receivables	$11.4	$25.0
Taxes recoverable	46.0	60.0
Prepaid expenses	13.8	40.7
VAT receivable	92.8	105.9
Other	69.4	49.3
	$233.4	$280.9

iv.	Inventories:

	March 31,	December 31,
	2013	2012
Ore in stockpiles(a)	$234.4	$209.7
Ore on leach pads (b)	347.1	332.7
In-process	62.0	53.3
Finished metal	119.1	124.2
Materials and supplies	665.1	669.5
	1,427.7	1,389.4
Long-term portion of ore in stockpiles and ore on leach pads (a),(b)	(149.6)	(134.5)
	$1,278.1	$1,254.9
(a)
Ore in stockpiles relates to the Company’s operating mines. Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the interim condensed consolidated balance sheet. See deferred charges and other long-term assets, Note 5 (viii).

(b)
Ore on leach pads relates to the Company's Maricunga, Tasiast, Fort Knox, and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2024, Tasiast in 2029, Fort Knox in 2021, and 50% owned Round Mountain in 2019. Ore on leach pads includes material not scheduled for processing within the next twelve months which is included in deferred charges and other long-term assets on the interim condensed consolidated balance sheet. See deferred charges and other long-term assets, Note 5 (viii).

v.	Property, plant and equipment:

		Mineral Interests (b)
	Land, plant and equipment	Development and operating properties	Pre-development properties	Total
Cost
Balance at January 1, 2013 (c)	$5,720.9	$7,810.3	$177.6	$13,708.8
Additions	227.4	88.9	-	316.3
Acquisitions	-	-	-	-
Capitalized interest	20.0	7.0	-	27.0
Disposals	(2.1)	-	-	(2.1)
Other	(23.8)	30.7	-	6.9
Balance at March 31, 2013	5,942.4	7,936.9	177.6	14,056.9

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2013 (c)	$(1,897.4)	$(2,843.3)	$-	$(4,740.7)
Depreciation, depletion and amortization	(102.9)	(132.9)	-	(235.8)
Disposals	1.6	-	-	1.6
Other	-	-	-	-
Balance at March 31, 2013	(1,998.7)	(2,976.2)	-	(4,974.9)

Net book value	$3,943.7	$4,960.7	$177.6	$9,082.0

Amount included above as at March 31, 2013:
Assets under construction	$1,126.4	$436.2	$-	$1,562.6
Net book value of finance leases	$14.2	$-	$-	$14.2
Assets not being depreciated (a)	$1,309.2	$2,617.4	$177.6	$4,104.2

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At March 31, 2013, the significant development and operating properties include Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties are White Gold and other exploration properties.

       (c)    Amount has been recast as a result of the adoption of IFRS 11 “Joint Arrangements” on January 1, 2013. See Note 3.

		Mineral Interests(b)
	Land, plant and equipment (d)	Development and operating properties (d)	Pre-development properties	Total (d)
Cost
Balance at January 1, 2012	$4,157.7	$7,232.4	$170.0	$11,560.1
Additions	1,473.0	554.4	-	2,027.4
Acquisitions	-	-	7.6	7.6
Capitalized interest	63.8	35.9	-	99.7
Disposals	(9.4)	26.7	-	17.3
Other	35.8	(39.1)	-	(3.3)
Balance at December 31, 2012	5,720.9	7,810.3	177.6	13,708.8

Accumulated depreciation, depletion, amortization and impairment
Balance at January 1, 2012	$(1,482.8)	$(1,222.3)	$-	$(2,705.1)
Depreciation, depletion and amortization	(335.4)	(396.8)	-	(732.2)
Impairment loss (c)	(82.5)	(1,203.5)	-	(1,286.0)
Disposals	7.6	(26.7)	-	(19.1)
Other	(4.3)	6.0	-	1.7
Balance at December 31, 2012	(1,897.4)	(2,843.3)	-	(4,740.7)

Net book value	$3,823.5	$4,967.0	$177.6	$8,968.1

Amount included above as at December 31, 2012:
Assets under construction	$1,024.4	$426.1	$-	$1,450.5
Net book value of finance leases	$15.1	$-	$-	$15.1
Assets not being depreciated (a)	$1,155.4	$2,609.0	$177.6	$3,942.0

(a)
Assets not being depreciated relate to land, capitalized exploration and evaluation costs, assets under construction, which are the construction of expansion projects, and other assets that are in various stages of being readied for use.

(b)
At December 31, 2012, the significant development and operating properties included Fort Knox, Round Mountain, Paracatu, La Coipa, Maricunga, Kupol, Kettle River-Buckhorn, Tasiast, Chirano, Fruta del Norte, and Lobo-Marte. Included in pre-development properties is White Gold.

(c)	An impairment charge was recorded against property, plant and equipment at Tasiast.
(d)	Amount has been recast as a result of the adoption of IFRS 11 “Joint Arrangements” on January 1, 2013. See Note 3.

Land, plant and equipment with a carrying amount of $188.5 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan. See Note 9 (iv).

Capitalized interest relates to capital expenditures at Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga, La Coipa, Lobo-Marte, Fruta del Norte, Paracatu, Kupol, Chirano and Tasiast and had a weighted average borrowing rate of 1.15% and 1.65% during the three months ended March 31, 2013 and 2012, respectively.

At March 31, 2013, $951.7 million of exploration and evaluation (“E&E”) assets were included in mineral interests (December 31, 2012 - $951.7 million).  During the three months ended March 31, 2013, the Company acquired $nil of E&E assets, capitalized $nil in E&E costs and transferred $nil from E&E assets to capitalized development.  The Company did not recognize any property, plant and equipment impairment related to E&E assets as at March 31, 2013 (December 31, 2012 - $210.6 million).

During the three months ended March 31, 2013, the Company expensed $1.6 million (three months ended March 31, 2012 – $2.7 million), of exploration and evaluation expenditures. The Company had cash expenditures for exploration and evaluation included in operating cash flows for the three months ended March 31, 2013 of $1.6 million (three months ended March 31, 2012 – $2.7 million), and investing cash flows for the three months ended March 31, 2013 of $nil (three months ended March 31, 2012 – $0.3 million).

vi.	Goodwill:

The goodwill allocated to the Company's cash generating units (“CGUs”) and included in the respective operating segment assets is shown in the table below:
	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (a)	Total
Cost
Balance at January 1, 2013	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2013	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2013	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)
Impairment loss	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2013	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$-	$359.8	$172.7	$1,136.7

	Round Mountain	Paracatu	La Coipa	Kettle River - Buckhorn	Kupol	Maricunga	Tasiast	Chirano	Other Operations (a)	Total
Cost
Balance at January 1, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$282.2	$7,566.5
Acquisitions	-	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	(4.0)	(4.0)
Balance at December 31, 2012	$145.9	$164.9	$190.3	$20.9	$827.2	$396.1	$4,620.4	$918.6	$278.2	$7,562.5

Accumulated impairment
Balance at January 1, 2012	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(2,490.1)	$(447.5)	$(105.5)	$(4,184.2)
Impairment loss (b)	-	-	-	-	-	-	(2,130.3)	(111.3)	-	(2,241.6)
Disposals	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2012	$(87.2)	$(99.4)	$(65.9)	$-	$(668.4)	$(220.2)	$(4,620.4)	$(558.8)	$(105.5)	$(6,425.8)

Carrying amount	$58.7	$65.5	$124.4	$20.9	$158.8	$175.9	$-	$359.8	$172.7	$1,136.7

(a)	At March 31, 2013 and December 31, 2012, other operations includes goodwill related to Quebrada Seca with a carrying amount of $168.8 million and Jiboia with a carrying amount of $3.9 million.
(b)	At December 31, 2012, as part of the annual impairment test for goodwill, it was determined that the carrying amounts of goodwill at Tasiast and Chirano exceeded their recoverable amounts.

vii.	Long-term investments:

Unrealized gains and losses on investments classified as available-for-sale investments are recorded in accumulated other comprehensive income (“AOCI”) as follows:
	March 31, 2013		December 31, 2012
	Fair value	Gains (losses) in AOCI	Fair value	Gains (losses) in AOCI
Securities in an unrealized gain position	$30.7	$6.8	$39.0	$9.2
Securities in an unrealized loss position	10.1	(3.5)	10.1	(2.0)
	$40.8	$3.3	$49.1	$7.2

viii.	Deferred charges and other long-term assets:

	March 31,	December 31,
	2013	2012
Long-term portion of ore in stockpiles and ore on leach pads (a)	$149.6	$134.5
Deferred charges, net of amortization	7.0	7.7
Long-term receivables	204.0	181.5
Advances for the purchase of capital equipment	179.5	186.3
Other	39.4	35.5
	$579.5	$545.5
(a)
 Ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months. Long-term ore in stockpiles is at the Company’s Fort Knox, Kupol, Tasiast and Paracatu mines. Long-term ore on leach pads is at the Company’s 50% owned Round Mountain mine.

ix.	Accounts payable and accrued liabilities:
	March 31, 2013	December 31, 2012
Trade payables	$107.6	$132.5
Accrued liabilities	414.9	396.8
Employee related accrued liabilities	84.6	106.9
	$607.1	$636.2

x.	Accumulated other comprehensive income (loss):

	Investments (a)	Financial derivatives (b)	Total
Balance at December 31, 2011	$4.0	$(101.7)	$(97.7)
Other comprehensive income before tax	1.2	113.8	115.0
Tax	2.0	(14.4)	(12.4)
Balance at December 31, 2012	$7.2	$(2.3)	$4.9
Other comprehensive income (loss) before tax	(3.2)	14.5	11.3
Tax	(0.7)	(5.4)	(6.1)
Balance at March 31, 2013	$3.3	$6.8	$10.1
(a)	Balance at December 31, 2011 net of tax of $(4.2) million
(b)	Balance at December 31, 2011 net of tax of $(30.0) million

                Interim Consolidated Statements of Operations

xi.	Other income (expense) – net:

	Three months ended March 31,
	2013	2012

Gains on sale of other assets - net	$0.8	$-
Impairment of investments (a)	(5.6)	-
Foreign exchange gains (losses)	(3.6)	7.5
Net non-hedge derivative gains	-	10.1
Other	(0.1)	(5.1)
	$(8.5)	$12.5
(a)	At March 31, 2013, the Company recognized impairment losses on certain of its available-for-sale investments.

xii.	Equity in losses of associate and joint venture:

	Three months ended March 31,
	2013	2012
Cerro Casale(a)	$(0.9)	$(1.2)
Puren (b)	-	1.2
	$(0.9)	$-
(a)	The Company holds a 25% interest in Cerro Casale and the investment in associate is accounted for under the equity method.
(b)	Puren is classified as a joint venture and is accounted for under the equity method as a result of the adoption of IFRS 11 "Joint Arrangements" on January 1, 2013. See Note 3.

xiii.	Finance expense:

	Three months ended March 31,
	2013	2012
Accretion on reclamation and remediation obligation	$4.4	$4.3
Interest expense, including accretion on debt (a)	4.2	5.5
	$8.6	$9.8
(a)	During the three months ended March 31, 2013, $27.0 million (three months ended March 31, 2012 - $22.3 million) of interest was capitalized to property, plant and equipment. See Note 5(v).

Total interest paid, including interest capitalized, during the three months ended March 31, 2013 was $36.3 million (three months ended March 31, 2012 - $33.1 million).

6.	INVESTMENTS IN ASSOCIATE AND JOINT VENTURES

The investments in associate and joint ventures are accounted for under the equity method and had the following carrying values:

	March 31,	December 31,	January 1,
	2013	2012	2012
Cerro Casale (a)	$516.8	$515.8	$502.5
Puren (b)	20.3	20.3	45.9
Crixás (c)	-	-	106.5
	$537.1	$536.1	$654.9
(a)	The Company holds a 25% interest in Cerro Casale and the investment in associate is accounted for under the equity method.
(b)	Puren is classified as a joint venture and is accounted for under the equity method as a result of the adoption of IFRS 11 "Joint Arrangements" on January 1, 2013. See Note 3.
(c)	Crixás was accounted for as a joint venture using the equity method beginning January 1, 2012 through to the date of disposal. See Note 4.

There are no publicly quoted market prices for Cerro Casale and Puren.

7.	FINANCIAL INSTRUMENTS

i.	Fair values of financial instruments:

Carrying values for financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts, except as noted below, are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognised at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at March 31, 2013 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Available-for-sale investments	$40.8	$-	$-	$40.8
Embedded derivatives	(0.2)	-	-	(0.2)
Derivative instruments
Interest rate swaps	-	(2.5)	-	(2.5)
Foreign currency forward contracts	-	6.0	-	6.0
Energy forward contracts	-	3.4	-	3.4
Total return swap	-	(0.1)	-	(0.1)
	$40.6	$6.8	$-	$47.4

During the three months ended March 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Available-for-sale investments:

The fair value of available-for-sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale investments are classified within Level 1 of the fair value hierarchy.

Embedded derivatives:

The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on the closing price that is a quoted market price obtained from the exchange that is the principal active market for the warrants, and therefore is classified within Level 1 of the fair value hierarchy.

The Company determines the fair value of the embedded derivative related to the conversion options on its convertible senior notes based on pricing models which use a number of observable market-determined variables, and therefore is classified within Level 2 of the fair value hierarchy.

Derivative instruments:

The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, market prices, applicable yield curves and credit spreads. The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date and therefore derivative instruments are classified within Level 2 of the fair value hierarchy.

ii.	Derivative instruments:

	March 31, 2013		December 31, 2012
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI

Interest rate contracts
Interest rate swaps (a) (i)	$(2.5)	$(2.3)	$(2.7)	$(2.5)

Currency contracts
Foreign currency forward contracts (b)	6.0	6.5	(7.3)	(1.8)

Commodity contracts
Energy forward contracts(c)	3.4	2.6	2.5	2.0

Other contracts
Total return swap	(0.1)	-	(0.2)	-

Canadian dollar denominated common share purchase warrants liability (ii)	(0.2)	-	(0.2)	-

Convertible senior notes - conversion option (iii)	-	-	-	-

Total all contracts $	$6.6	$6.8	$(7.9)	$(2.3)

Unrealized fair value of derivative assets
Current	15.0		15.0
Non-current	8.3		9.6
	$23.3		$24.6
Unrealized fair value of derivative liabilities
Current	(11.4)		(22.0)
Non-current	(5.3)		(10.5)
	$(16.7)		$(32.5)

Total net fair value	$6.6		$(7.9)
(a)	Of the total amount recorded in AOCI, $nil will be reclassified to net earnings within the next 12 months.
(b)	Of the total amount recorded in AOCI, $(2.9) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(c)	Of the total amount recorded in AOCI, $(1.6) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(i)	Interest rate contracts

Concurrent with completing the three-year, floating rate term loan in August 2012 (see Note 9 (i)), the Company entered into interest rate swaps to swap the underlying LIBOR into a fixed rate of 0.49% for the entire three year period.

(ii)	Canadian dollar denominated common share purchase warrants liability

The Company’s Canadian dollar denominated common share purchase warrants are considered derivative instruments and were measured at fair value on initial recognition and subsequently at each reporting date, with changes in fair value recognized in the interim condensed consolidated statement of operations.  For the three months ended March 31, 2013, the Company recognized a gain of $nil (three months ended March 31, 2012 – gain of $8.2 million) in the interim condensed consolidated statement of operations.

(iii)	Convertible senior notes - conversion option

The Company’s option to settle its convertible notes in cash or shares upon conversion causes the conversion option to be considered an embedded derivative which is recognized at fair value on initial recognition and subsequently at each reporting date with changes in the fair value recognized in the interim condensed consolidated statement of operations. For the three months ended March 31, 2013, the Company recognized a gain of $nil (three months ended March 31, 2012 – gain of $2.0 million).

8.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign exchange and interest rates.  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s policy is to not hedge metal sales. However in limited circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

Capital management

The Company’s objectives when managing capital are to:

· Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
• Ensure the Company has the capital and capacity to support a long-term growth strategy;
• Provide investors with a superior rate of return on their invested capital;
• Ensure compliance with all bank covenant ratios; and
• Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long term strategic business plan.  Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets.  Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements, other than the requirement to maintain a minimum tangible net worth under the terms of its revolving credit facility and term loan agreement, as disclosed in Note 9 (i).

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements and its total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	March 31,	December 31,
	2013	2012
Long-term debt	$2,087.7	$2,116.4
Current portion of long-term debt	66.3	516.2
Total debt	2,154.0	2,632.6
Common shareholders' equity	9,934.9	9,850.2
Total debt / total debt and common shareholders' equity ratio	17.8%	21.1%
Company target	0 – 30%	0 – 30%

9.	LONG-TERM DEBT AND CREDIT FACILIITIES

			March 31, 2013				December 31, 2012
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value

Corporate term loan facility	(i)	Variable	$ 1,000.0	$ (3.1)	$ 996.9	$ 996.9	$ 996.6	$ 996.6
Convertible senior notes	(ii)	1.75%	5.4	-	5.4	5.4	452.9	460.4
Senior notes	(iii)	3.625%-6.875%	993.7	(9.8)	983.9	1,030.0	983.5	1,045.8
Kupol loan	(iv)	Variable	170.0	(3.1)	166.9	166.9	196.3	196.3
Finance leases	(v)	5.62%	0.9	-	0.9	0.9	3.3	3.3
			2,170.0	(16.0)	2,154.0	2,200.1	2,632.6	2,702.4
Less: current portion			(66.3)	-	(66.3)	(66.3)	(516.2)	(516.2)
Long-term debt			$ 2,103.7	$ (16.0)	$ 2,087.7	$ 2,133.8	$ 2,116.4	$ 2,186.2
(a)    Includes transaction costs on debt financings.

i.	Corporate revolving credit and term loan facilities

Effective August 17, 2012, the Company amended its revolving credit facility to increase availability to $1,500.0 million from $1,200.0 million and to extend the term to August 2017 from March 2015.  As at March 31, 2013, the Company had utilized $34.5 million (December 31, 2012 - $35.1 million) of the amended revolving credit facility.  The amount utilized was entirely for letters of credit.

In addition, effective August 17, 2012, the Company completed a new unsecured term loan facility for $1,000.0 million.  The facility matures on August 10, 2015, with the full amount having been drawn on August 22, 2012.

Loan interest for both the amended revolving credit facility and the term loan is variable, set at LIBOR plus an interest rate margin which is dependent on the Company’s credit rating.  Based on the Company’s credit rating at March 31, 2013, interest charges and fees are as follows:

Type of credit
Dollar based LIBOR loan	LIBOR plus 1.70%
Letters of credit	1.13-1.70%
Standby fee applicable to unused availability	0.34%

Concurrent with completing this term loan, the Company entered into interest rate swaps to swap the underlying 1-month LIBOR into a fixed rate of 0.49% for the entire three year period.  Based on the Company’s current credit rating, the fixed rate on the term loan is 2.19%.

The amended revolving credit facility and unsecured term loan were arranged under one credit agreement, which contains various covenants including limits on indebtedness, asset sales and liens.  Significant financial covenants include a minimum tangible net worth of $5,734.8 million increasing by 50% of positive net income each quarter, starting with the quarter ending September 30, 2012, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1.  The Company is in compliance with these covenants at March 31, 2013.

ii.	Convertible senior notes

In January 2008, the Company completed a public offering of $460.0 million convertible senior notes due March 15, 2028, each in the amount of one thousand dollars.  The notes pay interest semi-annually at a rate of 1.75% per annum.  The notes are convertible, at the holder’s option, equivalent to a conversion price of $27.13 per share of common stock subject to adjustment.  Kinross received net proceeds of $449.9 million from the offering of convertible senior notes, after payment of the commissions of the initial purchasers and expenses of the offering.  The convertible senior notes are convertible into Kinross common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) the market price of Kinross common shares exceeds 130% of the effective conversion price of the convertible senior notes, (ii) the trading price of the convertible senior notes falls below 98% of the amount equal to Kinross’ then prevailing common share price, times the applicable conversion rate, (iii) the convertible senior notes are called for redemption, (iv) upon the occurrence of specified corporate transactions or (v) if Kinross common shares cease to be listed on a specified stock exchange or eligible for trading on an over-the-counter market.  The convertible senior notes are also convertible on and after December 15, 2027.  The convertible senior notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date.  Holders of the convertible senior notes have the right to require Kinross to repurchase the convertible senior notes on March 15, 2013, 2018 and 2023.  The repurchase price is equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest to the repurchase date, if any.  On March 15, 2013, the Company repurchased convertible senior notes totaling $454.6 million that were tendered by the holders under their right to require Kinross to repurchase the convertible senior notes on March 15, 2013. The Company issued a Notice of Redemption notifying the remaining holders of its intention to exercise its right to redeem the remaining convertible senior notes outstanding in the amount of $5.4 million on or about April 30, 2013.  On April 30, 2013, Kinross redeemed, in cash, the remaining convertible notes.

iii.	Senior notes

On August 22, 2011, the Company completed a $1.0 billion offering of debt securities consisting of  $250.0 million principal amount of 3.625% senior notes due 2016, $500.0 million principal amount of  5.125% senior notes due 2021 and $250.0 million principal amount of  6.875% senior notes due 2041 (collectively, the “notes”).  The notes pay interest semi-annually.  Kinross received net proceeds of $980.9 million from the offering, after discount, payment of the commissions to the initial purchasers and expenses directly related to the offering.  Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indenture, plus a premium of between 40 and 50 basis points, plus accrued interest, if any.  Within three months and six months of maturity of the notes due in 2021 and 2041, respectively, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any.   In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

iv.	Kupol loan

On December 21, 2011, the Company completed a $200.0 million non-recourse loan from a group of international financial institutions. The non-recourse loan carries a term of five years, maturing on September 30, 2016 and bears annual interest of LIBOR plus 2.5%. Semi-annual principal repayments of $30.0 million commenced in March 2013 and will continue through September 30, 2015. Principal repayments due on March 31, 2016 and September 30, 2016 are reduced to $13.0 million and $7.0 million, respectively. The Company may prepay the loan in whole or in part, without penalty, but subject to customary break costs, if any. The agreement contains various requirements that include limits on distributions if certain minimum debt service coverage levels are not achieved. Land, plant and equipment with a carrying amount of $188.5 million (December 31, 2012 - $197.4 million) are pledged as security as part of the Kupol loan.

As at March 31, 2013, cash of $34.0 million (December 31, 2012 - $34.0 million) was restricted for payments related to this loan.

v.	Finance leases

At March 31, 2013, the Company had finance lease obligations totaling $0.9 million (December 31, 2012 - $3.3 million). Repayments on the finance leases end in 2013.

vi.	Other

On June 15, 2012, the Company entered into an amendment to increase the amount of its Letter of Credit guarantee facility with Export Development Canada from $136.0 million to $200.0 million and to extend the maturity date to March 31, 2015.  Letters of credit guaranteed by this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.  Fees related to letters of credit under this facility are 1.00% to 1.25%.  As at March 31, 2013, $164.1 million (December 31, 2012 - $164.1 million) was outstanding under this facility.

In addition, at March 31, 2013, the Company had approximately $42.7 million (December 31, 2012 - $44.3 million) in letters of credit outstanding in respect of its operations in Brazil, Mauritania and Ghana.  These letters of credit have been issued pursuant to arrangements with certain international banks.

From time to time, the Company’s operations in Brazil may borrow US dollars from Brazilian banks on a short-term unsecured basis to meet working capital requirements.  As at March 31, 2013 and December 31, 2012, $nil was outstanding under such borrowings.

10.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2013	$719.8	$42.6	$762.4
Additions	-	4.5	4.5
Reductions	-	(0.3)	(0.3)
Reclamation spending	(3.1)	-	(3.1)
Accretion	4.4	-	4.4
Reclamation expenses	-	-	-
Balance at March 31, 2013	$721.1	$46.8	$767.9

Current portion	33.7	6.6	40.3
Non-current portion	687.4	40.2	727.6
	$721.1	$46.8	$767.9

i.	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.  Reclamation and remediation obligations arise throughout the life of each mine.  The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligation.  The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at March 31, 2013, letters of credit totaling $203.4 million (December 31, 2012 – $204.0 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued under the Company's Letter of Credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities.

11.	COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the three months ended March 31, 2013 and year ended December 31, 2012 is as follows:

	Three months ended March 31, 2013		Year ended December 31, 2012
	Number of shares	Amount ($)	Number of shares	Amount ($)
	(000's)		(000's)
Common shares
Balance at January 1,	1,140,132	$14,530.5	1,137,732	$14,494.6
Under employee share purchase plan	238	1.9	758	7.2
Under stock option and restricted share plan	1,203	16.8	1,300	22.4
Under Underworld options	-	-	62	1.1
Under Red Back options	91	1.7	280	5.2
Balance, at end of period	1,141,664	$14,550.9	1,140,132	$14,530.5

Common share purchase warrants (a)
Balance at January 1,	45,454	$162.0	45,454	$162.0
Conversion of warrants	-	-	-	-
Expiry of warrants	-	-	-	-
Balance, at end of period	45,454	$162.0	45,454	$162.0
Total common share capital and common share purchase warrants		$14,712.9		$14,692.5
(a)   Amount includes only the value of the U.S. dollar denominated warrants.  Canadian dollar denominated warrants are considered an embedded derivative and classified as a liability (see Note 7).

i.	Dividends on common shares

The following summarizes dividends paid during the three months ended March 31, 2013. There were no dividends declared but unpaid at March 31, 2013.

	Per share	Total amount ($)
Dividends paid during the period:
Three months ended March 31, 2013	$0.08	91.3
Total		$91.3

ii.	Common share purchase warrants

The Company has issued both Canadian dollar denominated and U.S. dollar denominated common share purchase warrants.

(a)	Canadian dollar denominated common share purchase warrants

The following table summarizes information about the common share purchase warrants outstanding at March 31, 2013:

	Share equivalents of warrants (000's)	Weighted average exercise price (CDN$/unit)
Balance at January 1, 2013	19,695	$ 32.00
Issued	-	-
Exercised	-	-
Balance at March 31, 2013	19,695	$ 32.00

These Canadian dollar denominated common share purchase warrants are classified as a liability (see Note 7) and expire on September 3, 2013.

(b)	U.S. dollar denominated common share purchase warrants

The following table summarizes information about the common share purchase warrants outstanding at March 31, 2013:

	Share equivalents of warrants (000's)	Weighted average exercise price ($/unit)
Balance at January 1, 2013	25,759	$ 21.30
Issued	-	-
Exercised	-	-
Balance at March 31, 2013	25,759	$ 21.30
The U.S. dollar denominated common share purchase warrants expire on September 17, 2014.

12.	SHARE-BASED PAYMENTS

i.	Stock option plan

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2013:

Canadian $ denominated options
	Three months ended March 31, 2013
	Number of options (000's)	Weighted average exercise price (CDN$)
Balance at January 1	14,650	$13.15
Granted	2,578	8.03
Exercised	(91)	3.84
Forfeited	(430)	11.62
Expired	(779)	23.88
Outstanding at end of period	15,928	$11.89

Exercisable at end of period	9,373	$13.53

For the three months ended March 31, 2013, the weighted average share price at the date of exercise was $9.59.

The following weighted average assumptions were used in computing the fair value of stock options granted during the three months ended March 31, 2013:

2013
Black-Scholes weighted-average assumptions:
Weighted average share price (CDN$)	$8.03
Expected dividend yield	1.99%
Expected volatility	40.4%
Risk-free interest rate	1.4%
Estimated forfeiture rate	3.0%
Expected option life in years	4.5
Weighted average fair value per stock option granted (CDN$)	$2.37

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

ii.	Restricted share unit plan

The following table summarizes information about the restricted share units outstanding at March 31, 2013:

	Three months ended March 31, 2013
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Balance at January 1	3,954	$12.00
Granted	2,560	8.03
Reinvested	53	9.72
Redeemed	(1,160)	13.33
Forfeited	(171)	12.13
Outstanding at end of period	5,236	$9.74

iii.	Restricted performance share unit plan

The following table summarizes information about the restricted performance share units outstanding at March 31, 2013:

	Three months ended March 31, 2013
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Balance at January 1	843	$12.98
Granted	816	7.05
Reinvested	16	8.74
Redeemed	(43)	17.95
Forfeited	(92)	14.80
Outstanding at end of period	1,540	$8.75

iv.	Deferred share unit plan (“DSU”)

Three months ended March 31, 2013
DSUs granted (000's)	49
Weighted average grant-date fair value per unit (CDN$)	$8.04

There were 499,306 DSUs outstanding, for which the Company had recognized a liability of $4.0 million as at March 31, 2013 (December 31, 2012 - $4.4 million).

v.	Employee share purchase plan

The number of shares issued by the Company and the average price per share for the three months ended March 31, 2013 are as follows:

Three months ended March 31, 2013
Common shares issued (000's)	238
Average price of shares issued ($/unit)	$7.92

13.	EARNINGS PER SHARE

Basic and diluted net earnings from continuing operations attributable to common shareholders of Kinross for the three months ended March 31, 2013 was $160.5 million (three months ended March 31, 2012 - $99.6 million). Basic and diluted net earnings attributable to common shareholders of Kinross for the three months ended March 31, 2013 was $160.5 million (three months ended March 31, 2012 - $105.7 million).

(Number of common shares in thousands)	Three months ended March 31,
	2013	2012
Basic weighted average shares outstanding:	1,140,620	1,138,068
Weighted average shares dilution adjustments:
Stock options (a)	781	1,378
Restricted shares	4,659	3,340
Performance shares	1,132	813
Common share purchase warrants (a)	-	-
Convertible debentures	-	-
Diluted weighted average shares outstanding	1,147,192	1,143,599

Weighted average shares dilution adjustments - exclusions: (b)
Stock options	12,338	12,469
Common share purchase warrants	45,454	45,455
Convertible senior notes	45,537	42,154
(a)
Dilutive stock options and warrants were determined using the Company’s average share price for the period.  For the three months ended March 31, 2013, the average share price used was $8.31 (three months ended March 31, 2012: $10.91 per share).

(b)	These adjustments were excluded, as they were anti-dilutive.

14.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties.  The Company’s primary mining operations are in the United States, the Russian Federation, Brazil, Ecuador, Chile, Ghana and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds.  Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviewed various factors, including geographical location and managerial structure.  It was determined by management that a reportable operating segment consists of an individual mining property managed by a single general manager and management team.  Certain properties that are in development or have not reached commercial production levels are considered reportable segments because they have reached quantitative thresholds.  These have been identified as non-operating segments.  There are no material intersegment transactions. Finance income, finance expense, other income (expense) - net, and equity in losses of associate and joint venture are managed on a consolidated basis and are not allocated to operating segments.

Non-mining and other operations are reported in Corporate and other.

On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine to a subsidiary of AngloGold Ashanti Ltd. for gross cash proceeds of $220.0 million, resulting in an after-tax gain on disposal of $33.8 million.  As a result, Crixás is no longer a reportable segment, and is considered a discontinued operation. See Note 4.

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments									Non-operating segments (a)
Three months ended March 31, 2013:	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total
Revenue
Metal sales	$193.0	62.4	197.3	91.7	88.7	137.3	63.7	111.4	112.6	-	-	$1,058.1
Cost of sales
Production cost of sales	65.9	31.2	101.4	40.3	59.8	45.9	20.3	60.2	50.7	-	-	475.7
Depreciation, depletion and amortization	27.2	4.9	26.1	36.8	32.3	14.9	16.4	33.3	33.8	-	2.0	227.7
Total cost of sales	93.1	36.1	127.5	77.1	92.1	60.8	36.7	93.5	84.5	-	2.0	703.4
Gross profit (loss)	$99.9	26.3	69.8	14.6	(3.4)	76.5	27.0	17.9	28.1	-	(2.0)	$354.7
Other operating expense (income)	-	-	3.1	0.4	(0.1)	-	(0.1)	14.3	0.3	0.5	6.1	24.5
Exploration and business development	0.5	0.1	-	1.2	0.1	5.9	2.5	9.2	3.2	1.3	15.8	39.8
General and administrative	-	-	-	-	-	2.9	-	-	-	-	36.6	39.5
Operating earnings (loss)	$99.4	26.2	66.7	13.0	(3.4)	67.7	24.6	(5.6)	24.6	(1.8)	(60.5)	$250.9
Other expense – net												(8.5)
Equity in losses of associate and joint venture												(0.9)
Finance income												2.0
Finance expense												(8.6)
Earnings from continuing operations before taxes												$234.9

	Operating segments									Non-operating segments(a)
Three months ended March 31, 2012:	Fort Knox	Round Mountain	Paracatu	La Coipa (e)	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other(b)	Total (e)
Revenue
Metal sales	$102.7	74.0	187.3	71.3	115.3	185.6	67.0	69.4	132.5	-	-	$1,005.1
Cost of sales
Production cost of sales	52.0	37.3	105.4	43.6	43.7	61.2	18.9	35.9	53.7	-	-	451.7
Depreciation, depletion and amortization	9.1	7.8	14.6	4.3	6.3	23.6	18.9	13.8	41.8	-	2.3	142.5
Total cost of sales	61.1	45.1	120.0	47.9	50.0	84.8	37.8	49.7	95.5	-	2.3	594.2
Gross profit (loss)	$41.6	28.9	67.3	23.4	65.3	100.8	29.2	19.7	37.0	-	(2.3)	$410.9
Other operating expense	-	-	1.0	-	0.2	0.1	-	3.9	0.2	-	6.1	11.5
Exploration and business development	0.9	1.0	0.3	2.7	0.2	4.5	4.5	21.9	2.7	0.8	19.0	58.5
General and administrative	-	-	-	-	-	-	-	-	-	-	39.7	39.7
Operating earnings (loss)	$40.7	27.9	66.0	20.7	64.9	96.2	24.7	(6.1)	34.1	(0.8)	(67.1)	$301.2
Other income – net												12.5
Equity in losses of associate and joint venture												-
Finance income												1.0
Finance expense												(9.8)
Earnings from continuing operations before taxes												$304.9
Earnings from discontinued operations before taxes (d)												$10.0
	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other (b)	Total
Property, plant and equipment at:
March 31, 2013	$491.5	258.2	1,850.7	160.9	567.8	1,162.3	91.2	2,024.7	1,137.6	714.2	622.9	$ 9,082.0

Total assets at:
March 31, 2013	$691.2	369.9	2,211.6	509.5	1,003.7	2,113.7	132.7	2,727.9	1,721.0	718.5	2,243.4	$ 14,443.1

Capital expenditures for three months ended March 31, 2013 (c)	$50.2	10.3	6.2	1.4	15.9	29.4	1.2	182.6	32.7	8.2	5.2	$ 343.3

	Operating segments									Non-operating segments(a)
	Fort Knox	Round Mountain	Paracatu	La Coipa (e)	Maricunga	Kupol	Kettle River-Buckhorn	Tasiast	Chirano	Fruta del Norte	Corporate and other(b)	Total (e)
Property, plant and equipment at:
December 31, 2012	$463.1	250.8	1,871.1	197.9	585.8	1,151.4	106.3	1,876.7	1,138.7	706.1	620.2	$ 8,968.1

Total assets at:
December 31, 2012	$668.7	359.5	2,222.5	534.4	1,023.4	2,096.3	148.8	2,517.7	1,710.7	709.6	2,891.0	$ 14,882.6

Capital expenditures for the three months ended March 31, 2012 (c)	$24.8	13.6	74.6	14.4	35.6	39.9	0.5	260.0	22.5	23.6	19.8	$ 529.3

(a) Non-operating segments include development properties.
(b) Includes corporate, Cerro Casale, shutdown and other non-operating assets (including Lobo-Marte and White Gold).
(c) Segmented capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statement of cash flows are presented on a cash basis.
(d) On June 28, 2012, the Company disposed of its interest in Crixás. See Note 4.
(e) Amount has been recast as a result of the adoption of IFRS 11 “Joint Arrangements” on January 1, 2013. See Note 3.

15.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Operating leases

The Company has a number of operating lease agreements involving office space and equipment. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. The operating leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Cerro Casale contingency

The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

A putative securities class action complaint was filed on February 16, 2012 (the “U.S. Complaint”), entitled Bo Young Cha v. Kinross Gold Corporation et al., in the United States District Court for the Southern District of New York (the “Court”).  The U.S. Complaint named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration and Kenneth Thomas, former Senior Vice President, Projects.  On May 31, 2012, the Court selected the City of Austin Police Retirement System (“City of Austin”) to be lead plaintiff.  Pursuant to an order of the Court, City of Austin filed an amended Complaint on July 23, 2012 (the “Amended U.S. Complaint”).  The Amended U.S. Complaint alleges among other things, that, between August 2, 2010 and January 17, 2012, the defendants inflated Kinross’ share price by knowingly or recklessly making material misrepresentations concerning (i) the extent and quality of the due diligence Kinross performed prior to its acquisition of Red Back and (ii) Kinross’ schedule for developing the Tasiast mine.  The defendants filed a motion to dismiss the Amended U.S. Complaint on September 7, 2012 and oral argument on the motion to dismiss took place on November 30, 2012.  On March 22, 2013, the Court issued an order (the “Order”) granting in part and denying in part the defendants’ motion to dismiss the Amended U.S. Complaint.  The Order granted the defendants’ motion to dismiss with respect to all claims based on (a) Kinross’ disclosures about its due diligence for the Red Back acquisition, and (b) Kinross’ disclosures before August 10, 2011 about the Tasiast development schedule.  The Order denied the defendants’ motion to dismiss City of Austin’s allegations that the defendants made misleading statements about the Tasiast development schedule between August 10, 2011 and January 17, 2012.  On April 5, 2013, the defendants filed a motion asking the Court to reconsider the portions of the Order allowing the City of Austin’s claims to proceed.  On April 8, 2013, the Court (i) directed the City of Austin to respond to defendants’ motion for reconsideration by April 19, 2013, and (ii) stated that it will wait until after its ruling on defendants’ motion for reconsideration before entering a case management schedule governing any future proceedings in the lawsuit.  The City of Austin filed a response on April 19, 2013 and the Defendants filed a reply on May 1, 2013.  The parties are awaiting the Court's ruling on the motion to reconsider.  The defendants intend to vigorously defend against the surviving claims of the Amended U.S. Complaint, if any, and believe they are without merit.

A notice of action in a proposed class proceeding under Ontario’s Class Proceedings Act, 1992, was filed in the Ontario Superior Court of Justice (the “Ontario Court”) on March 12, 2012, entitled Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. (the “First Ontario Action”).  A statement of claim in the First Ontario Action was subsequently served on April 11, 2012.  The Ontario Action named as defendants the Company, Tye Burt, former President and CEO, Paul Barry, former Executive Vice President and Chief Financial Officer, Glen Masterman, Senior Vice President, Exploration, and Kenneth Thomas, former Senior Vice President, Projects.  The First Ontario Action alleges, among other things, that Kinross made a number of misrepresentations relating to the quantity and quality of gold ore at the Tasiast mine and the costs of operating the mine, and that Kinross and the individual defendants knew that such misrepresentations were false or misleading when made.  The plaintiff is seeking certification of the action as a class proceeding and leave to proceed under the statutory civil liability provisions of Ontario’s Securities Act.  A hearing on the plaintiff’s certification motion has been scheduled for October 22-25, 2013. The plaintiff is also seeking various relief, including damages in the amount of CDN$4 billion and costs of the action. Kinross intends to vigorously defend against the First Ontario Action and believes it is without merit.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays, annual income taxes under the various regimes in countries in which it operates.  These tax regimes are determined under general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are complex and subject to interpretation.  From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules.

16.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Kinross Gold U.S.A., Inc., Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Aurelian Resources Inc., BGO (Bermuda) Ltd., Crown Resources Corporation, Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., Compania Minera Mantos de Oro, Compania Minera Maricunga, Red Back Mining Inc., and Red Back Mining Mauritania No. 2 Ltd. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at March 31, 2013 and December 31, 2012 and the consolidating statements of operations, statements of comprehensive income and statements of cash flows for the three months ended March 31, 2013 and 2012. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

Consolidating balance sheet as at March 31, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$322.6	$684.9	$-	$1,007.5	$413.3	$-	$1,420.8
Restricted cash	15.5	3.0	-	18.5	39.6	-	58.1
Short-term investments	-	-	-	-	-	-	-
Accounts receivable and other assets	3.2	116.1	-	119.3	114.1	-	233.4
Intercompany receivables	582.7	3,068.4	(867.5)	2,783.6	3,554.8	(6,338.4)	-
Inventories	-	481.9	-	481.9	796.2	-	1,278.1
Unrealized fair value of derivative assets	0.8	14.2	-	15.0	-	-	15.0
	924.8	4,368.5	(867.5)	4,425.8	4,918.0	(6,338.4)	3,005.4
Non-current assets
Property, plant and equipment	20.8	3,410.0	-	3,430.8	5,651.2	-	9,082.0
Goodwill	-	424.4	-	424.4	712.3	-	1,136.7
Long-term investments	26.7	1.1	-	27.8	13.0	-	40.8
Investments in associate and joint venture	-	20.3	-	20.3	516.8	-	537.1
Intercompany investments	10,050.3	1,923.1	(6,063.2)	5,910.2	6,543.6	(12,453.8)	-
Unrealized fair value of derivative assets	1.2	7.1	-	8.3	-	-	8.3
Deferred charges and other long-term assets	7.0	177.1	-	184.1	395.4	-	579.5
Long-term intercompany receivables	1,830.2	809.0	(1,907.8)	731.4	1,818.9	(2,550.3)	-
Deferred tax assets	-	48.6	-	48.6	4.7	-	53.3
Total assets	$12,861.0	$11,189.2	$(8,838.5)	$15,211.7	$20,573.9	$(21,342.5)	$14,443.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$40.0	$179.3	$-	$219.3	$387.8	$-	$607.1
Intercompany payables	214.4	2,050.1	(1,011.5)	1,253.0	5,076.3	(6,329.3)	-
Current tax payable	-	68.2	-	68.2	8.3	-	76.5
Current portion of long-term debt	5.4	0.9	-	6.3	60.0	-	66.3
Current portion of provisions	-	30.4	-	30.4	9.9	-	40.3
Current portion of unrealized fair value of derivative liabilities	0.8	10.6	-	11.4	-	-	11.4
	260.6	2,339.5	(1,011.5)	1,588.6	5,542.3	(6,329.3)	801.6
Non-current liabilities
Long-term debt	1,981.1	-	-	1,981.1	106.6	-	2,087.7
Provisions	9.7	533.8	-	543.5	184.1	-	727.6
Unrealized fair value of derivative liabilities	2.5	2.8	-	5.3	-	-	5.3
Other long-term liabilities	-	96.0	-	96.0	46.1	-	142.1
Long-term intercompany payables	672.2	1,997.5	(1,763.8)	905.9	1,653.5	(2,559.4)	-
Deferred tax liabilities	-	156.4	-	156.4	510.4	-	666.8
Total liabilities	2,926.1	5,126.0	(2,775.3)	5,276.8	8,043.0	(8,888.7)	4,431.1

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,712.9	$3,481.0	$(3,481.0)	$14,712.9	$17,079.0	$(17,079.0)	$14,712.9
Contributed surplus	79.8	82.8	(82.8)	79.8	1,393.9	(1,393.9)	79.8
Retained earnings (accumulated deficit)	(4,867.9)	2,487.3	(2,487.3)	(4,867.9)	(6,016.6)	6,016.6	(4,867.9)
Accumulated other comprehensive income (loss)	10.1	12.1	(12.1)	10.1	(2.5)	2.5	10.1
Total common shareholders' equity	9,934.9	6,063.2	(6,063.2)	9,934.9	12,453.8	(12,453.8)	9,934.9
Non-controlling interest	-	-	-	-	77.1	-	77.1
Total equity	9,934.9	6,063.2	(6,063.2)	9,934.9	12,530.9	(12,453.8)	10,012.0

Total liabilities and equity	$12,861.0	$11,189.2	$(8,838.5)	$15,211.7	$20,573.9	$(21,342.5)	$14,443.1

Consolidating balance sheet as at December 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Assets
Current assets
Cash and cash equivalents	$642.6	$524.2	$-	$1,166.8	$465.9	$-	$1,632.7
Restricted cash	15.5	3.0	-	18.5	39.6	-	58.1
Short-term investments	349.8	-	-	349.8	-	-	349.8
Accounts receivable and other assets	6.5	169.1	-	175.6	105.3	-	280.9
Intercompany receivables	528.6	2,872.1	(757.6)	2,643.1	3,815.8	(6,458.9)	-
Inventories	-	504.7	-	504.7	750.2	-	1,254.9
Unrealized fair value of derivative assets	3.1	11.9	-	15.0	-	-	15.0
	1,546.1	4,085.0	(757.6)	4,873.5	5,176.8	(6,458.9)	3,591.4
Non-current assets
Property, plant and equipment	20.9	3,457.0	-	3,477.9	5,490.2	-	8,968.1
Goodwill	-	424.4	-	424.4	712.3	-	1,136.7
Long-term investments	33.5	1.4	-	34.9	14.2	-	49.1
Investments in associate and joint venture	-	20.3	-	20.3	515.8	-	536.1
Intercompany investments	9,873.6	1,869.0	(5,932.4)	5,810.2	7,545.5	(13,355.7)	-
Unrealized fair value of derivative assets	2.1	7.5	-	9.6	-	-	9.6
Deferred charges and other long-term assets	7.5	162.4	-	169.9	375.6	-	545.5
Long-term intercompany receivables	1,704.2	827.4	(1,822.5)	709.1	1,752.3	(2,461.4)	-
Deferred tax assets	-	48.0	-	48.0	(1.9)	-	46.1
Total assets	$13,187.9	$10,902.4	$(8,512.5)	$15,577.8	$21,580.8	$(22,276.0)	$14,882.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$71.5	$238.7	$-	$310.2	$326.0	$-	$636.2
Intercompany payables	198.9	1,899.1	(901.7)	1,196.3	5,250.6	(6,446.9)	-
Current tax payable	-	89.7	-	89.7	3.5	-	93.2
Current portion of long-term debt	452.9	3.3	-	456.2	60.0	-	516.2
Current portion of provisions	-	31.7	-	31.7	10.3	-	42.0
Current portion of unrealized fair value of derivative liabilities	0.4	21.6	-	22.0	-	-	22.0
	723.7	2,284.1	(901.7)	2,106.1	5,650.4	(6,446.9)	1,309.6
Non-current liabilities
Long-term debt	1,980.3	-	-	1,980.3	136.1	-	2,116.4
Provisions	9.9	527.2	-	537.1	183.3	-	720.4
Unrealized fair value of derivative liabilities	2.7	7.8	-	10.5	-	-	10.5
Other long-term liabilities	1.3	84.9	-	86.2	39.4	-	125.6
Long-term intercompany payables	619.8	1,919.6	(1,678.4)	861.0	1,612.4	(2,473.4)	-
Deferred tax liabilities	-	146.4	-	146.4	528.0	-	674.4
Total liabilities	3,337.7	4,970.0	(2,580.1)	5,727.6	8,149.6	(8,920.3)	4,956.9

Equity
Common shareholders' equity
Common share capital and common share purchase warrants	$14,692.5	$3,481.0	$(3,481.0)	$14,692.5	$18,096.9	$(18,096.9)	$14,692.5
Contributed surplus	89.9	82.8	(82.8)	89.9	1,358.0	(1,358.0)	89.9
Retained earnings (accumulated deficit)	(4,937.1)	2,368.7	(2,368.7)	(4,937.1)	(6,096.5)	6,096.5	(4,937.1)
Accumulated other comprehensive income (loss)	4.9	(0.1)	0.1	4.9	(2.7)	2.7	4.9
Total common shareholders' equity	9,850.2	5,932.4	(5,932.4)	9,850.2	13,355.7	(13,355.7)	9,850.2
Non-controlling interest	-	-	-	-	75.5	-	75.5
Total equity	9,850.2	5,932.4	(5,932.4)	9,850.2	13,431.2	(13,355.7)	9,925.7

Total liabilities and equity	$13,187.9	$10,902.4	$(8,512.5)	$15,577.8	$21,580.8	$(22,276.0)	$14,882.6

Consolidating statement of operations for the three months ended March 31, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$633.2	$-	$633.2	$424.9	$-	$1,058.1

Cost of sales
Production cost of sales	-	296.9	-	296.9	178.8	-	475.7
Depreciation, depletion and amortization	1.5	134.8	-	136.3	91.4	-	227.7
Total cost of sales	1.5	431.7	-	433.2	270.2	-	703.4
Gross profit (loss)	(1.5)	201.5	-	200.0	154.7	-	354.7
Other operating expense	1.2	3.4	-	4.6	19.9	-	24.5
Exploration and business development	7.0	5.5	-	12.5	27.3	-	39.8
General and administrative	23.4	5.8	-	29.2	10.3	-	39.5
Operating earnings (loss)	(33.1)	186.8	-	153.7	97.2	-	250.9
Other income (expense) - net	3.5	(4.4)	-	(0.9)	14.8	(22.4)	(8.5)
Equity in gains (losses) of associate, joint venture and intercompany investments	188.6	33.8	(156.6)	65.8	(0.9)	(65.8)	(0.9)
Finance income	7.1	0.5	(6.3)	1.3	9.7	(9.0)	2.0
Finance expense	(2.7)	(10.0)	6.3	(6.4)	(11.2)	9.0	(8.6)
Earnings before taxes	163.4	206.7	(156.6)	213.5	109.6	(88.2)	234.9
Income tax expense - net	(2.9)	(50.1)	-	(53.0)	(19.8)	-	(72.8)
Earnings (loss) from continuing operations after tax	160.5	156.6	(156.6)	160.5	89.8	(88.2)	162.1
Earnings from discontinued operations after tax	-	-	-	-	-	-	-
Net earnings (loss)	$160.5	$156.6	$(156.6)	$160.5	$89.8	$(88.2)	$162.1
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$1.6	$-	$1.6
Common shareholders	$160.5	$156.6	$(156.6)	$160.5	$88.2	$(88.2)	$160.5
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$1.6	$-	$1.6
Common shareholders	$160.5	$156.6	$(156.6)	$160.5	$88.2	$(88.2)	$160.5

Consolidating statement of operations for the three months ended March 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Revenue
Metal sales	$-	$550.6	$-	$550.6	$454.5	$-	$1,005.1

Cost of sales
Production cost of sales	-	280.5	-	280.5	171.2	-	451.7
Depreciation, depletion and amortization	1.5	52.8	-	54.3	88.2	-	142.5
Total cost of sales	1.5	333.3	-	334.8	259.4	-	594.2
Gross profit (loss)	(1.5)	217.3	-	215.8	195.1	-	410.9
Other operating expense	1.2	1.7	-	2.9	8.6	-	11.5
Exploration and business development	9.6	8.9	-	18.5	40.0	-	58.5
General and administrative	29.7	5.1	-	34.8	4.9	-	39.7
Operating earnings (loss)	(42.0)	201.6	-	159.6	141.6	-	301.2
Other income (expense) - net	16.9	(12.5)	-	4.4	8.1	-	12.5
Equity in gains (losses) of associate, joint venture and intercompany investments	127.9	(43.1)	(84.4)	0.4	(1.2)	0.8	-
Finance income	1.0	0.7	-	1.7	3.5	(4.2)	1.0
Finance expense	(2.1)	(5.3)	-	(7.4)	(6.6)	4.2	(9.8)
Earnings before taxes	101.7	141.4	(84.4)	158.7	145.4	0.8	304.9
Income tax expense - net	(2.1)	(57.0)	-	(59.1)	(155.0)	-	(214.1)
Earnings (loss) from continuing operations after tax	99.6	84.4	(84.4)	99.6	(9.6)	0.8	90.8
Earnings from discontinued operations after tax	6.1	-	-	6.1	-	-	6.1
Net earnings (loss)	$105.7	$84.4	$(84.4)	$105.7	$(9.6)	$0.8	$96.9
Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$-	$-	$-	$-	$(8.8)	$-	$(8.8)
Common shareholders	$99.6	$84.4	$(84.4)	$99.6	$(0.8)	$0.8	$99.6
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(8.8)	$-	$(8.8)
Common shareholders	$105.7	$84.4	$(84.4)	$105.7	$(0.8)	$0.8	$105.7

Consolidating statement of comprehensive income for the three months ended March 31, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$160.5	$156.6	$(156.6)	$160.5	$89.8	$(88.2)	$162.1

Other comprehensive income (loss), net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	(7.4)	(0.9)	-	(8.3)	(1.2)	-	(9.5)
Reclassification to earnings for impairment charges	3.8	0.3	-	4.1	1.5	-	5.6
Accumulated other comprehensive loss related to investments sold (b)	-	-	-	-	-	-	-
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	(3.1)	14.1	-	11.0	-	-	11.0
Accumulated other comprehensive income (loss) related to derivatives settled (d)	(0.2)	(1.7)	-	(1.9)	-	-	(1.9)
	(6.9)	11.8	-	4.9	0.3	-	5.2
Equity in other comprehensive income (loss) of intercompany investments	12.1	0.3	(12.1)	0.3	-	(0.3)	-
Total comprehensive income (loss)	$165.7	$168.7	$(168.7)	$165.7	$90.1	$(88.5)	$167.3

Comprehensive income (loss) from continuing operations	$165.7	$168.7	$(168.7)	$165.7	$90.1	$(88.5)	$167.3
Comprehensive income from discontinued operations	-	-	-	-	-	-	-
Comprehensive income (loss)	$165.7	$168.7	$(168.7)	$165.7	$90.1	$(88.5)	$167.3
Attributable to non-controlling interest	$-	$-	$-	$-	$1.6	$-	$1.6
Attributable to common shareholders	$165.7	$168.7	$(168.7)	$165.7	$88.5	$(88.5)	$165.7

(a) Net of tax of	$-	$0.6	$-	$0.6	$0.1	$-	$0.7
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$5.4	$-	$5.4	$-	$-	$5.4
(d) Net of tax of	$-	$-	$-	$-	$-	$-	$-

Consolidating statement of comprehensive income for the three months ended March 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors

Net earnings (loss)	$105.7	$84.4	$(84.4)	$105.7	$(9.6)	$0.8	$96.9

Other comprehensive income (loss), net of tax:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of investments (a)	1.3	1.4	-	2.7	(1.8)	-	0.9
Reclassification to earnings for impairment charges	-	-	-	-	-	-	-
Accumulated other comprehensive loss related to investments sold (b)	(0.1)	-	-	(0.1)	-	-	(0.1)
Changes in fair value of derivative financial instruments designated as cash flow hedges (c)	2.0	61.2	-	63.2	-	-	63.2
Accumulated other comprehensive income (loss) related to derivatives settled (d)	0.2	(1.1)	-	(0.9)	28.4	-	27.5
	3.4	61.5	-	64.9	26.6	-	91.5
Equity in other comprehensive income (loss) of intercompany investments	88.1	(0.6)	(60.9)	26.6	-	(26.6)	-
Total comprehensive income (loss)	$197.2	$145.3	$(145.3)	$197.2	$17.0	$(25.8)	$188.4

Comprehensive income (loss) from continuing operations	$191.1	$145.3	$(145.3)	$191.1	$17.0	$(25.8)	$182.3
Comprehensive income from discontinued operations	6.1	-	-	6.1	-	-	6.1
Comprehensive income (loss)	$197.2	$145.3	$(145.3)	$197.2	$17.0	$(25.8)	$188.4
Attributable to non-controlling interest	$-	$-	$-	$-	$(8.8)	$-	$(8.8)
Attributable to common shareholders	$197.2	$145.3	$(145.3)	$197.2	$25.8	$(25.8)	$197.2

(a) Net of tax of	$(0.1)	$-	$-	$(0.1)	$(0.1)	$-	$(0.2)
(b) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(c) Net of tax of	$-	$20.4	$-	$20.4	$-	$-	$20.4
(d) Net of tax of	$-	$(0.2)	$-	$(0.2)	$-	$-	$(0.2)

Consolidating statement of cash flows for the three months ended March 31, 2013

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$ 160.5	$ 156.6	$ (156.6)	$ 160.5	$ 89.8	$ (88.2)	$ 162.1
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.5	134.8	-	136.3	91.4	-	227.7
Loss (gains) on sale of other assets - net	-	(0.9)	-	(0.9)	0.1	-	(0.8)
Equity in (gains) losses of associate, joint venture and intercompany investments	(188.6)	(33.8)	156.6	(65.8)	0.9	65.8	0.9
Non-hedge derivative gains - net	-	-	-	-	-	-	-
Settlement of derivative instruments	0.2	-	-	0.2	-	-	0.2
Share-based compensation expense	8.7	-	-	8.7	-	-	8.7
Accretion expense	0.4	3.1	-	3.5	1.9	-	5.4
Deferred tax (recovery) expense	-	3.4	-	3.4	(24.2)	-	(20.8)
Foreign exchange (gains) losses and other	2.0	15.0	-	17.0	11.4	-	28.4
Changes in operating assets and liabilities:
Accounts receivable and other assets	2.7	39.9	-	42.6	(13.9)	-	28.7
Inventories	-	13.6	-	13.6	(48.5)	-	(34.9)
Accounts payable and accrued liabilities	(12.6)	(39.5)	-	(52.1)	80.2	-	28.1
Cash flow provided from (used in) operating activities	(25.2)	292.2	-	267.0	189.1	(22.4)	433.7
Income taxes paid	(2.9)	(27.0)	-	(29.9)	(45.7)	-	(75.6)
Net cash flow of continuing operations provided from (used in) operating activities	(28.1)	265.2	-	237.1	143.4	(22.4)	358.1
Investing:
Additions to property, plant and equipment	(1.6)	(91.4)	-	(93.0)	(224.8)	-	(317.8)
Net proceeds from the sale of long-term investments and other assets	-	-	-	-	-	-	-
Additions to long-term investments and other assets	(0.5)	(5.9)	-	(6.4)	(18.1)	-	(24.5)
Net proceeds from the sale of property, plant and equipment	-	1.3	-	1.3	-	-	1.3
Disposals of short-term investments	349.8	-	-	349.8	-	-	349.8
Decrease in restricted cash	-	-	-	-	-	-	-
Interest received	0.6	-	-	0.6	1.5	-	2.1
Other	-	-	-	-	-	-	-
Net cash flow of continuing operations provided from (used in) investing activities	348.3	(96.0)	-	252.3	(241.4)	-	10.9
Financing:
Issuance of common shares on exercise of options and warrants	1.6	-	-	1.6	-	-	1.6
Proceeds from issuance of debt	-	-	-	-	-	-	-
Repayment of debt	(454.6)	(2.4)	-	(457.0)	(30.0)	-	(487.0)
Interest paid	-	-	-	-	(1.5)	-	(1.5)
Dividends received from / (paid to) common shareholders and subsidiaries	(67.2)	(38.1)	-	(105.3)	(8.4)	22.4	(91.3)
Intercompany advances	(120.0)	32.0	-	(88.0)	88.0	-	-
Other	-	-	-	-	-	-	-
Net cash flow of continuing operations provided from (used in) financing activities	(640.2)	(8.5)	-	(648.7)	48.1	22.4	(578.2)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	(2.7)	-	(2.7)
Increase (decrease) in cash and cash equivalents	(320.0)	160.7	-	(159.3)	(52.6)	-	(211.9)
Cash and cash equivalents, beginning of period	642.6	524.2	-	1,166.8	465.9	-	1,632.7
Cash and cash equivalents, end of period	$ 322.6	$ 684.9	$ -	$ 1,007.5	$ 413.3	$ -	$ 1,420.8

Consolidating statement of cash flows for the three months ended March 31, 2012

	Guarantors				Non-guarantors	Eliminations	Consolidated
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss) from continuing operations	$ 99.6	$ 84.4	$ (84.4)	$ 99.6	$ (9.6)	$ 0.8	$ 90.8
Adjustments to reconcile net earnings from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.5	52.8	-	54.3	88.2	-	142.5
Loss (gains) on sale of other assets - net	(0.1)	-	-	(0.1)	0.1	-	-
Equity in (gains) losses of associate, joint venture and intercompany investments	(127.9)	43.1	84.4	(0.4)	1.2	(0.8)	-
Non-hedge derivative gains - net	(10.1)	-	-	(10.1)	-	-	(10.1)
Settlement of derivative instruments	-	-	-	-	28.4	-	28.4
Share-based compensation expense	9.5	-	-	9.5	-	-	9.5
Accretion expense	0.4	3.3	-	3.7	1.7	-	5.4
Deferred tax (recovery) expense	0.1	7.4	-	7.5	89.9	-	97.4
Foreign exchange (gains) losses and other	2.5	(12.5)	-	(10.0)	(6.2)	-	(16.2)
Changes in operating assets and liabilities:
Accounts receivable and other assets	0.7	(16.5)	-	(15.8)	(12.7)	-	(28.5)
Inventories	-	3.9	-	3.9	(2.7)	-	1.2
Accounts payable and accrued liabilities	(17.4)	34.3	-	16.9	101.2	-	118.1
Cash flow provided from (used in) operating activities	(41.2)	200.2	-	159.0	279.5	-	438.5
Income taxes paid	(0.8)	(27.3)	-	(28.1)	(30.4)	-	(58.5)
Net cash flow of continuing operations provided from (used in) operating activities	(42.0)	172.9	-	130.9	249.1	-	380.0
Investing:
Additions to property, plant and equipment	(3.3)	(163.0)	-	(166.3)	(363.0)	-	(529.3)
Net proceeds from the sale of long-term investments and other assets	0.2	-	-	0.2	-	-	0.2
Additions to long-term investments and other assets	-	-	-	-	(12.7)	-	(12.7)
Net proceeds from the sale of property, plant and equipment	-	-	-	-	-	-	-
Disposals of short-term investments	-	-	-	-	1.1	-	1.1
Decrease in restricted cash	-	0.9	-	0.9	-	-	0.9
Interest received	0.3	0.1	-	0.4	0.5	-	0.9
Other	-	(0.3)	-	(0.3)	-	-	(0.3)
Net cash flow of continuing operations provided from (used in) investing activities	(2.8)	(162.3)	-	(165.1)	(374.1)	-	(539.2)
Financing:
Issuance of common shares on exercise of options and warrants	1.9	-	-	1.9	-	-	1.9
Proceeds from issuance of debt	-	127.4	-	127.4	-	-	127.4
Repayment of debt	-	(151.9)	-	(151.9)	0.1	-	(151.8)
Interest paid	(1.4)	(0.2)	-	(1.6)	(1.6)	-	(3.2)
Dividends received from / (paid to) common shareholders and subsidiaries	(91.1)	-	-	(91.1)	-	-	(91.1)
Intercompany advances	(319.7)	62.3	-	(257.4)	257.4	-	-
Other	(1.9)	-	-	(1.9)	1.2	-	(0.7)
Net cash flow of continuing operations provided from (used in) financing activities	(412.2)	37.6	-	(374.6)	257.1	-	(117.5)
Effect of exchange rate changes on cash and cash equivalents of continuing operations	-	-	-	-	2.6	-	2.6
Increase (decrease) in cash and cash equivalents	(457.0)	48.2	-	(408.8)	134.7	-	(274.1)
Cash and cash equivalents, beginning of period	1,062.7	232.0	-	1,294.7	430.1	-	1,724.8
Cash and cash equivalents, end of period	$ 605.7	$ 280.2	$ -	$ 885.9	$ 564.8	$ -	$ 1,450.7